UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2023

Commission File Number: 001-35866

KNOT Offshore Partners LP

(Translation of registrant’s name into English)

2 Queen’s Cross,

Aberdeen, AB15 4YB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F  ☐

KNOT OFFSHORE PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2023

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT:

●	FORM F-3 (NO. 333-227942) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) ON OCTOBER 23, 2018.

Unaudited Condensed Consolidated Statements of Operations

For the Three and Six Months Ended June 30, 2023 and 2022

(U.S. Dollars in thousands, except per unit amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2023	2022	2023	2022
Operating revenues: (Notes 3,4 and 14)
Time charter and bareboat revenues	$69,924	$63,788	$132,857	$128,975
Voyage revenues	1,585	—	8,839	—
Loss of hire insurance recoveries (Note 5)	1,424	—	2,335	—
Other income	891	171	973	180
Total revenues	73,824	63,959	145,004	129,155
Operating expenses: (Note 14)
Vessel operating expenses	25,287	23,024	44,730	43,085
Voyage expenses and commission	159	—	4,855	—
Depreciation	28,107	26,059	55,836	51,996
Impairment (Note 20)	49,649	—	49,649	—
General and administrative expenses	1,838	1,428	3,488	3,126
Total operating expenses	105,040	50,511	158,558	98,207
Operating income (loss)	(31,216)	13,448	(13,554)	30,948
Finance income (expense): (Note 14)
Interest income	861	59	1,544	61
Interest expense (Note 6)	(18,107)	(8,301)	(35,476)	(15,026)
Other finance expense (Note 6)	(112)	(103)	(184)	(312)
Realized and unrealized gain (loss) on derivative instruments (Note 7)	8,124	5,116	5,814	21,473
Net gain (loss) on foreign currency transactions	109	(165)	(27)	(98)
Total finance expense	(9,125)	(3,394)	(28,329)	6,098
Income (loss) before income taxes	(40,341)	10,054	(41,883)	37,046
Income tax benefit (expense) (Note 9)	(49)	(166)	196	(378)
Net income (loss)	$(40,390)	$9,888	$(41,687)	$36,668
Series A Preferred unitholders’ interest in net income (loss)	$1,700	$1,700	$3,400	$3,400
General Partner’s interest in net income (loss)	(777)	150	(832)	610
Limited Partners’ interest in net income (loss)	(41,313)	8,038	(44,255)	32,658
Earnings per unit (Basic): (Note 16)
Common unit (basic)	$(1.21)	$0.23	$(1.30)	$0.95
Class B unit (basic)	$—	$0.19	$—	$0.87
General Partner unit (basic)	$(1.21)	$0.23	$(1.30)	$0.95
Earnings per unit (Diluted): (Note 16)
Common unit (diluted)	$(1.21)	$0.23	$(1.30)	$0.94
Class B unit (diluted)	$—	$0.19	$—	$0.87
General Partner unit (diluted)	$(1.21)	$0.23	$(1.30)	$0.95

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the Three and Six Months Ended June 30, 2023 and 2022

(U.S. Dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2023	2022	2023	2022
Net income (loss)	$(40,390)	$9,888	$(41,687)	$36,668
Other comprehensive income, net of tax	—	—	—	—
Comprehensive income (loss)	$(40,390)	$9,888	$(41,687)	$36,668

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Balance Sheets

As of June 30, 2023, and December 31, 2022

(U.S. Dollars in thousands)

(U.S. Dollars in thousands)	At June 30, 2023	At December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents (Note 8)	$63,124	$47,579
Amounts due from related parties (Note 14)	2,428	1,998
Inventories (Note 11)	3,096	5,759
Derivative assets (Notes 7 and 8)	16,764	15,070
Other current assets (Note 18)	8,622	15,528
Total current assets	94,034	85,934

Long-term assets:
Vessels, net of accumulated depreciation (Notes 10 and 20)	1,539,432	1,631,380
Right-of-use assets (Note 4)	2,423	2,261
Derivative assets (Notes 7 and 8)	12,080	14,378
Total long-term assets	1,553,935	1,648,019
Total assets	$1,647,969	$1,733,953

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable (Note 19)	$6,898	$4,268
Accrued expenses (Note 19)	13,876	10,651
Current portion of long-term debt (Notes 8 and 13)	188,317	369,787
Current lease liabilities (Note 4)	886	715
Current portion of derivative liabilities (Notes 7 and 8)	125	—
Income taxes payable	289	699
Current portion of contract liabilities (Note 12)	68	651
Prepaid charter and deferred revenue	5,290	1,504
Amount due to related parties (Note 14)	1,760	1,717
Total current liabilities	217,509	389,992

Long-term liabilities:
Long-term debt (Notes 8 and 13)	820,883	686,601
Lease liabilities (Note 4)	1,536	1,546
Deferred tax liabilities (Note 9)	150	424
Deferred revenues	2,569	3,178
Total long-term liabilities	825,138	691,749
Total liabilities	1,042,647	1,081,741
Commitments and contingencies (Note 15)
Series A Convertible Preferred Units	84,308	84,308
Equity:
Partners’ capital:
Common unitholders	507,897	553,922
Class B unitholders (1)	3,871	3,871
General partner interest	9,246	10,111
Total partners’ capital	521,014	567,904
Total liabilities and equity	$1,647,969	$1,733,953
(1)

On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK, and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s incentive distribution rights (“IDRs”), in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled (the “IDR Exchange”). As of June 30, 2023, 420,675 of the Class B Units had been converted to common units.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital

for the Three and Six Months Ended June 30, 2023 and 2022

(U.S. Dollars in thousands)

	Partners’ Capital			Accumulated		Series A
			General	Other	Total	Convertible
(U.S. Dollars in thousands)	Common	Class B	Partner	Comprehensive	Partners’	Preferred
Three Months Ended June 30, 2022 and 2023	Units	Units	Units	Income (Loss)	Capital	Units
Consolidated balance at March 31, 2022	$576,811	$8,190	$10,619	$—	$595,620	$84,308
Net income (loss)	7,950	87	150	—	8,188	1,700
Conversion of Class B to common units (1)	1,325	(1,325)	—	—	—	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(17,572)	(263)	(333)	—	(18,168)	(1,700)
Consolidated balance at June 30, 2022	$568,515	$6,689	$10,436	$—	$585,640	$84,308

Consolidated balance at March 31, 2023	$550,095	$3,871	$10,039	$—	$564,005	$84,308
Net income (loss)	(41,313)	—	(777)	—	(42,090)	1,700
Conversion of Class B to common units (1)	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(885)	—	(16)	—	(901)	(1,700)
Consolidated balance at June 30, 2023	$507,897	$3,871	$9,246	$—	$521,014	$84,308

Six Months Ended June 30, 2022 and 2023
Consolidated balance at December 31, 2021	$568,762	$9,453	$10,492	$—	$588,707	$84,308
Net income (loss)	32,201	457	610	—	33,268	3,400
Conversion of Class B to common units (1)	2,652	(2,652)	—	—	—	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(35,100)	(569)	(666)	—	(36,335)	(3,400)
Consolidated balance at June 30, 2022	$568,515	$6,689	$10,436	$—	$585,640	$84,308

Consolidated balance at December 31, 2022	$553,922	$3,871	$10,111	$—	$567,904	$84,308
Net income (loss)	(44,255)	—	(832)	—	(45,087)	3,400
Conversion of Class B to common units (1)	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(1,770)	—	(33)	—	(1,803)	(3,400)
Consolidated balance at June 30, 2023	$507,897	$3,871	$9,246	$—	$521,014	$84,308

(1)	On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s IDRs, in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled. As of June 30, 2022, 252,405 of the Class B Units had converted to common units. As of June 30, 2023, 420,675 of the Class B Units had converted to common units. No Class B Units were converted in the second quarter of 2023.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2023 and 2022

(U.S. Dollars in thousands)

	Six Months Ended June 30,
(U.S. Dollars in thousands)	2023	2022
OPERATING ACTIVITIES
Net income (loss) (1)	$(41,687)	$36,668
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation	55,836	51,996
Impairment	49,649	—
Amortization of contract intangibles / liabilities	(583)	(683)
Amortization of deferred revenue	(234)	—
Amortization of deferred debt issuance cost	1,355	1,452
Drydocking expenditure	(10,701)	(11,339)
Income tax expense	(196)	378
Income taxes paid	(414)	(66)
Unrealized (gain) loss on derivative instruments	729	(24,875)
Unrealized (gain) loss on foreign currency transactions	(43)	42
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	(430)	1,107
Decrease (increase) in inventories	2,663	(341)
Decrease (increase) in other current assets	6,904	(6,007)
Decrease (increase) in accrued revenue	—	782
Increase (decrease) in trade accounts payable	2,626	1,889
Increase (decrease) in accrued expenses	3,226	2,654
Increase (decrease) prepaid charter	3,318	746
Increase (decrease) in amounts due to related parties	43	(292)
Net cash provided by operating activities	72,061	54,111

INVESTING ACTIVITIES
Additions to vessel and equipment	(2,744)	(1,030)
Net cash used in investing activities	(2,744)	(1,030)

FINANCING ACTIVITIES
Proceeds from long-term debt	240,000	132,000
Repayments of long-term debt	(286,078)	(118,137)
Payment of debt issuance cost	(2,466)	(828)
Cash distributions	(5,203)	(39,735)
Net cash used in financing activities	(53,747)	(26,700)
Effect of exchange rate changes on cash	(25)	(200)
Net increase (decrease) in cash and cash equivalents	15,545	26,181
Cash and cash equivalents at the beginning of the period	47,579	62,293
Cash and cash equivalents at the end of the period	$63,124	$88,474
(1)	Included in net income is interest paid amounting to $33.9 million and $13.3 million for the six months ended June 30, 2023 and 2022, respectively.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Notes to Unaudited Condensed Consolidated Financial Statements

1) Description of Business

KNOT Offshore Partners LP (the “Partnership”) was formed as a limited partnership under the laws of the Republic of the Marshall Islands. The Partnership was formed for the purpose of acquiring 100% ownership interests in four shuttle tankers owned by Knutsen NYK Offshore Tankers AS (“KNOT” or “Knutsen NYK”) in connection with the Partnership’s initial public offering of its common units (the “IPO”), which was completed on April 15, 2013.

As of June 30, 2023, the Partnership had a fleet of eighteen shuttle tankers, the Windsor Knutsen, the Bodil Knutsen, the Recife Knutsen, the Fortaleza Knutsen, the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Dan Cisne, the Dan Sabia, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen, the Anna Knutsen, the Tove Knutsen and the Synnøve Knutsen, each referred to as a “Vessel” and, collectively, as the “Vessels”. The Vessels operate under fixed charter contracts to charterers, with expiration dates between 2023 and 2027. Please see Note 4—Operating Leases.

The unaudited condensed consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern.

On July 1, 2022, the Partnership's wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 35 AS, the company that owns the Synnøve Knutsen, from KNOT. The acquisition of the Synnøve Knutsen was accounted for as an acquisition of an asset. As a result, the Partnership has recorded the results of operations of the Synnøve Knutsen in its consolidated statement of operations from July 1, 2022.

The Partnership expects that its primary future sources of funds will be available cash, cash from operations, borrowings under any new loan agreements, any vessel sales and the proceeds of any debt or equity financings. The Partnership believes that these sources of funds (assuming the current rates earned from existing charters) will be sufficient to cover operational cash outflows, working capital requirements and ongoing obligations under the Partnership’s lease obligations and financing commitments to pay loan interest and make scheduled loan repayments and to make distributions on its outstanding units assuming the Partnership is able to timely refinance its maturing credit facilities on similar terms as its existing facilities. Accordingly, as of September 11, 2023, the Partnership believes that its current resources, including the undrawn portion of its revolving credit facilities of $5 million, are sufficient to meet working capital requirements and other cash requirements for its current business for at least the next twelve months. See Note 13—Long-Term Debt.

2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for financial information. In the opinion of management of the Partnership, all adjustments considered necessary for a fair presentation, which are of normal recurring nature, have been included. All intercompany balances and transactions are eliminated. The unaudited condensed consolidated financial statements do not include all the disclosures and information required for a complete set of annual financial statements; and, therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2022, which are included in the Partnership’s Annual Report on Form 20-F (the “2022 20-F”).

(b) Significant Accounting Policies

The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those followed in the preparation of the Partnership’s audited consolidated financial statements for the year ended December 31, 2022, as contained in the 2022 20-F.

(c) Recent Accounting Pronouncements

Adoption of new accounting standards

In March 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2020-04 Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The update provides temporary optional expedients and exceptions to the guidance in US GAAP on contract modifications and hedge accounting, to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. For all types of hedging relationships, the guidance allows an entity to change the reference rate and other critical terms related to reference rate reform without having to de-designate the relationship.

The objective of the guidance in Topic 848 is to provide temporary relief during the transition period. The Board included a sunset provision within Topic 848 based on expectations of when the LIBOR would cease being published. At the time that Update 2020-04 was issued, the UK Financial Conduct Authority (“FCA”) had established its intent that it would no longer be necessary to persuade, or compel, banks to submit to Libor after December 31, 2021. As a result, the sunset provision was set for December 31, 2022 - 12 months after the expected cessation date of all currencies and tenors of LIBOR. In March 2021, the FCA announced that the intended cessation date of the overnight 1-, 3-, 6-, and 12-months tenors of USD LIBOR would be June 30, 2023, which is beyond the current sunset date of Topic 848. Because of the current relief in Topic 848 may not cover a period of time during which a significant number of modifications may take place, the amendments in Update 2022-06 defer the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. Although the Partnership does not apply hedge accounting, the Partnership has debt and interest rate swaps that reference LIBOR. The Partnership has determined that reference rate reforms will primarily impact its floating rate debt facilities and the interest rate derivatives to which the Partnership is a party.

Commencing January 1, 2023, all new contracts that the Partnership has or will enter into, are or will be based on an alternative reference rate, the Secured Overnight Financing Rate (“SOFR”). For certain existing contracts that reference LIBOR, the Partnership has entered into amendments to contracts affected by reference rate reform, and the Partnership will continue to assess remaining contracts prospectively, applying the optional expedients and exceptions where available. The new guidance did not materially impact the Partnership.

Accounting pronouncements not yet adopted

Other recently issued accounting pronouncements are not expected to materially impact the Partnership.

3) Segment Information

The Partnership has not presented segment information as it considers its operations to occur in one reportable segment, the shuttle tanker market. As of June 30, 2023, the Partnership’s fleet consisted of eighteen vessels, and operated under time charters and bareboat charters. As of June 30, 2022, the Partnership’s fleet consisted of seventeen vessels, and operated under time charters and bareboat charters. In both time charters and bareboat charters, the charterer, not the Partnership, controls the choice of which trading areas the Vessels will serve. Accordingly, the Partnership’s management, including the chief operating decision makers, does not evaluate performance according to geographical region.

The following table presents time charter and bareboat revenues and percentages of revenues for material customers that accounted for more than 10% of the Partnership’s consolidated revenues during the three and six months ended June 30, 2023 and 2022. All of these customers are subsidiaries of major national or international oil companies.

	Three Months Ended June 30,				Six Months Ended June 30,
(U.S. Dollars in thousands)	2023		2022		2023		2022
Eni Trading and Shipping S.p.A.	$—	0%	$11,057	17%	$—	0%	$21,992	17%
Fronape International Company, a subsidiary of Petrobras Transporte S.A.	12,625	18%	11,463	18%	23,996	17%	22,805	18%
Equinor ASA	8,661	12%	4,186	7%	17,856	13%	8,521	8%
Repsol Sinopec Brasil, S.A., a subsidiary of Repsol Sinopec Brasil, B.V.	10,010	14%	9,693	15%	16,706	12%	19,031	15%
Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell	4,687	7%	3,460	5%	8,765	6%	12,286	10%
KNOT	7,607	11%	2,559	4%	13,923	10%	5,417	3%
Chartering and Shipping Service S.A., a subsidiary of TotalEnergies	$14,424	20%	$3,131	5%	$28,689	20%	$3,131	2%

The Partnership has financial assets that expose it to credit risk arising from possible default by a counterparty. The Partnership considers its counterparties to be creditworthy banking and financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The maximum loss due to credit risk that the Partnership would incur if counterparties failed completely to perform would be the carrying value of cash and cash equivalents, and derivative assets. The Partnership, in the normal course of business, does not demand collateral from its counterparties.

4) Operating Leases

Revenues

The Partnership’s primary source of revenues is chartering its shuttle tankers to its customers. The Partnership primarily uses two types of contracts, time charter contracts and bareboat charter contracts. The Partnership’s time-charter contracts include both a lease component, consisting of the bareboat element of the contract, and non-lease component, consisting of operation of the Vessel for the customers, which includes providing the crewing and other services related to the Vessel’s operations, the cost of which is included in the daily hire rate, except when off hire.

The following table presents the Partnership’s revenues by time charter and bareboat charters and other revenues for the three and six months ended June 30, 2023 and 2022:

	Three Months Ended June 30,		Six Months Ended June 30,
(U.S. Dollars in thousands)	2023	2022	2023	2022
Time charter revenues (service element included)	$61,667	$52,325	$113,325	$106,170
Bareboat revenues	8,257	11,463	19,532	22,805
Total time charter and bareboat revenues	69,924	63,788	132,857	128,975
Other revenues (voyage revenues, loss of hire insurance recoveries and other income)	3,900	171	12,147	180
Total revenues	$73,824	$63,959	$145,004	$129,155

As of June 30, 2023, the minimum contractual future revenues to be received from time charters and bareboat charters during the next five years and thereafter are as follows (including service element of the time charter, but excluding unexercised customer option periods and excluding any contracted revenues signed after June 30, 2023):

(U.S. Dollars in thousands)
2023 (excluding the six months ended June 30, 2023)	$127,992
2024	179,406
2025	187,181
2026	106,749
2027	18,873
2028 and thereafter	—
Total	$620,201

The minimum contractual future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum contractual future revenues are calculated based on certain assumptions such as operating days per year. In addition, minimum contractual future revenues presented in the table above have not been reduced by estimated off-hire time for periodic maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

The Partnership’s fleet as of June 30, 2023 consisted of:

●	the Fortaleza Knutsen, a shuttle tanker built in 2011 that is currently operating under a time charter contract that expires in March 2026 with Fronape International Company, a subsidiary of Petrobras Transporte S.A. (“Transpetro”);
●	the Recife Knutsen, a shuttle tanker built in 2011 that is currently operating under a time charter that expires in August 2026 with Transpetro.
●	the Bodil Knutsen, a shuttle tanker built in 2011 that is currently operating under a time charter contract with Knutsen Shuttle Tankers Pool AS, a subsidiary of KNOT, that expires on or around December 31, 2023, or at such time as the vessel is to be delivered to Equinor, if earlier. The vessel will commence on a new time charter contract with Equinor in the fourth quarter of 2023 or the first quarter of 2024. The new charter is for a fixed period of two years with options for the charterer to extend the charter by two further one-year periods;
●	the Windsor Knutsen, a conventional oil tanker built in 2007 and retrofitted to a shuttle tanker in 2011 that is currently operating under a time charter contract with Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell (“Shell”), that expires in January 2024, with a charterer’s option to extend one year. In November 2021, the Partnership entered into a new time charter contract for the Windsor Knutsen with Equinor to commence in the fourth quarter of 2024 or the first quarter of 2025 for a fixed period, at the charterer’s option, of either one year or two years, with options for the charterer to extend the charter, in either case, by two further one-year periods. The Partnership has now agreed with Equinor to substitute the Brasil Knutsen for the Windsor Knutsen, with the time charter contract otherwise remaining unchanged. In July 2023, the Partnership agreed commercial terms for a new time charter contract for the Windsor Knutsen with an oil major to commence within the window from February 1, 2025 to May 1, 2025. The new time charter contract is for a fixed period, at the charterer’s option, of either one year with an option for the charterer to extend the charter by one further year, or, a single firm period of two years. Signing of the new time charter contract remains subject to charterer’s management approval, agreement of certain operational details, and customary documentation;
●	the Carmen Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter contract that expires in January 2024, with Repsol Sinopec Brasil, B.V. a subsidiary of Repsol Sinopec Brasil, S.A. (“Repsol”), with options for the charterer to extend the charter until January 2026;
●	the Hilda Knutsen, a shuttle tanker built in 2013 that is currently operating under a rolling time charter contract with Knutsen Shuttle Tankers Pool AS that expires in January 2024 unless terminated by either party on giving not less than 30 days’ notice;
●	the Torill Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter contract with Knutsen Shuttle Tankers Pool AS that expires on or around December 31, 2023;
●	the Dan Cisne, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in September 2023 with Transpetro. On August 18, 2023, a 100-day extension to the existing bareboat charter party for the Dan Cisne was agreed with Transpetro, which will extend the vessel’s fixed employment to around the end of December 2023. This contract extension is subject to agreement of customary documentation and is expected to be signed in September 2023;
●	the Dan Sabia, a shuttle tanker built in 2012 that is currently operating under a bareboat charter that expires in January 2024 with Transpetro;
●	the Ingrid Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter contract with Altera that expires in January 2024. The vessel has a time charter contract with Eni that will commence in January 2024 for a fixed period of three years, with Eni having options to extend the charter by up to three further years;
●	the Raquel Knutsen, a shuttle tanker built in 2015 that is currently operating under a time charter contract that expires in June 2025 with Repsol, with options to extend the charter until June 2030;
●	the Tordis Knutsen, a shuttle tanker built in 2016. The vessel operated under a time charter contract with a subsidiary of TotalEnergies which expired on July 1, 2023, the same day the vessel was delivered to Shell to commence on a three-year time charter contract;
●	the Vigdis Knutsen, a shuttle tanker built in 2017 that is operating under a time charter contract with China Offshore Oil (Singapore), with an option, exercised on August 1, 2023, for the charterer to extend the charter by six-months to March 2024, after which time the vessel is due to be delivered to Shell to commence on a three-year time charter contract;
●	the Lena Knutsen, a shuttle tanker built in 2017 that operated under a time charter contract with a subsidiary of TotalEnergies that ended on August 31, 2023, and which is due to commence on a three-year time charter contract with Shell in September 2023;
●	the Brasil Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter contract with Petrogal S.A. that expires in November 2023. On August 8, 2023, the Partnership entered into a new time charter contract for the vessel with a major independent operator in Brazil to commence in January 2024 for a fixed period of one year. As described above, under the time charter contract signed with Equinor in November 2021, the Partnership has agreed with Equinor to substitute the Brasil Knutsen for the Windsor Knutsen, with the time charter contract otherwise remaining unchanged. The time charter contract with Equinor is expected to commence in the fourth quarter of 2024 or the first quarter of 2025 for a fixed period, at the charterer’s option, of either one year or two years, with options for the charterer to extend the charter, in either case, by two further one-year periods;
●	the Anna Knutsen, a shuttle tanker built in 2017 that is currently operating under a time charter contract with a wholly owned subsidiary of TotalEnergies that expires in April 2024, with options to extend the charter by up to three further one-year periods;
●	the Tove Knutsen, a shuttle tanker built in 2020 that is currently operating under a time charter contract with Equinor that expires in November 2027, with options to extend the charter until November 2040; and
●	the Synnøve Knutsen, a shuttle tanker built in 2020 that is currently operating under a time charter contract with Equinor that expires in February 2027, with options to extend the charter until February 2042.

Lease obligations

The Partnership does not have any material leased assets but has some leased equipment on operational leases on the various ships operating on time charter contracts. As of June 30, 2023, the right-of-use asset and lease liability for operating leases was $2.4 million and are presented as separate line items on the balance sheets. The operating lease cost and corresponding cash flow effect for the three and six months ended June 30, 2023, was $0.3 million and $0.4 million respectively. As of June 30, 2023, the weighted average discount rate for the operating leases was 7.2% and was determined using the expected incremental borrowing rate for a loan facility of similar term. As of June 30, 2023, the weighted average remaining lease term is 2.6 years.

A maturity analysis of the Partnership’s lease liabilities from leased-in equipment as of June 30, 2023 is as follows:

(U.S. Dollars in thousands)
2023 (excluding the six months ended June 30, 2023)	$514
2024	1,028
2025	1,028
2026	86
2027	—
2028 and thereafter	—
Total	$2,656
Less imputed interest	234
Carrying value of operating lease liabilities	$2,422

5) Insurance proceeds

Insurance claims for property damage for recoveries up to the amount of loss recognized are recorded when the claims submitted to insurance carriers are probable of recovery. Claims for property damage in excess of the loss recognized and for loss of hire are recognized when the proceeds are received. As of June 30, 2023, and December 31, 2022, the Partnership had open insurance claims for hull and machinery recoveries of $1.7 million and $2.1 million, respectively, which were recorded as part of Other current asset. See Note 18(b)—Other Current Assets.

Loss of hire proceeds of $1.4 million for the three months ended June 30, 2023, related to the Windsor Knutsen and the Lena Knutsen, were recognized as a component of total revenues, and loss of hire proceeds of $2.3 million for the six months ended June 30, 2023, related to the Synnøve Knutsen, the Windsor Knutsen and the Lena Knutsen, were recognized as a component of total revenues, since day rates are recovered under the terms of the policy.

6) Other Finance Expenses

(a) Interest Expense

The following table presents the components of interest expense as reported in the consolidated statements of operations for the three and six months ended June 30, 2023 and 2022:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2023	2022	2023	2022
Interest expense	$17,349	$7,449	$34,121	$13,574
Amortization of debt issuance cost and fair value of debt assumed	758	852	1,355	1,452
Total interest expense	$18,107	$8,301	$35,476	$15,026

(b) Other Finance Expense

The following table presents the components of other finance expense for three and six months ended June 30, 2023 and 2022:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2023	2022	2023	2022
Bank fees, charges	$112	$(3)	$184	$89
Commitment fees	—	106	—	223
Total other finance expense	$112	$103	$184	$312

7) Derivative Instruments

The unaudited condensed consolidated financial statements include the results of interest rate swap contracts to manage the Partnership’s exposure related to changes in interest rates on its variable rate debt instruments and the results of foreign exchange forward contracts to manage its exposure related to changes in currency exchange rates on its operating expenses, mainly crew expenses, in currency other than the U.S. Dollar and on its contract obligations. The Partnership does not apply hedge accounting for derivative instruments. The Partnership does not speculate using derivative instruments.

By using derivative financial instruments to economically hedge exposures to changes in interest rates, the Partnership exposes itself to credit risk and market risk. Derivative instruments that economically hedge exposures are used for risk management purposes, but these instruments are not designated as hedges for accounting purposes. Credit risk is the failure of the counterparty to perform under the terms of the derivative instrument. When the fair value of a derivative instrument is positive, the counterparty owes the Partnership, which creates credit risk for the Partnership. When the fair value of a derivative instrument is negative, the Partnership owes the counterparty, and, therefore, the Partnership is not exposed to the counterparty’s credit risk in those circumstances. The Partnership minimizes counterparty credit risk in derivative instruments by entering into transactions with major banking and financial institutions. The derivative instruments entered into by the Partnership do not contain credit risk-related contingent features. The Partnership has not entered into master netting agreements with the counterparties to its derivative financial instrument contracts.

Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates, currency exchange rates or commodity prices. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The Partnership assesses interest rate risk by monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating economical hedging opportunities.

The Partnership has historically used variable interest rate mortgage debt to finance its vessels. The variable interest rate mortgage debt obligations expose the Partnership to variability in interest payments due to changes in interest rates. The Partnership believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, the Partnership has entered into London Interbank Offered Rate (“LIBOR”)-based and Secured Overnight Financing Rate (“SOFR”)-based interest rate swap contracts to manage fluctuations in cash flows resulting from changes in the benchmark interest rate of LIBOR or SOFR. These swaps change a portion of the Partnership’s total variable rate cash flow exposure on the mortgage debt obligations to fixed cash flows. Under the terms of the interest rate swap contracts, the Partnership receives LIBOR or SOFR-based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed rate debt for the notional amount of its debt hedged.

As of June 30, 2023, and December 31, 2022, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations were $440.6 million and $451.2 million, respectively. As of June 30, 2023, and December 31, 2022, the carrying amount of the interest rate swap contracts was a net asset of $28.8 million and $29.4 million, respectively. See Note 8—Fair Value Measurements.

Changes in the fair value of interest rate swap contracts are reported in realized and unrealized gain (loss) on derivative instruments in the same period in which the related interest affects earnings.

The Partnership and its subsidiaries utilize the U.S. Dollar as their functional and reporting currency, because all of their revenues and the majority of their expenditures, including the majority of their investments in vessels and their financing transactions, are denominated in U.S. Dollars. Payment obligations in currencies other than the U.S. Dollar, and in particular operating expenses in NOK, expose the Partnership to variability in currency exchange rates. The Partnership believes that it is prudent to limit the variability of a portion of its currency exchange exposure where possible. To meet this objective, the Partnership entered into foreign exchange forward contracts to manage fluctuations in cash flows resulting from changes in the exchange rates towards the U.S. Dollar. The agreements change the variable exchange rate to fixed exchange rates at agreed dates.

As of June 30, 2023, and December 31, 2022, the total contract amount in foreign currency of the Partnership’s outstanding foreign exchange forward contracts that were entered into to economically hedge outstanding future payments in currencies other than the U.S. Dollar were NOK 25.7 million and NOK nil, respectively. As of June 30, 2023, and December 31, 2022, the carrying amount of the Partnership’s foreign exchange forward contracts was a net liability of $0.1 million and $nil, respectively. See Note 8-Fair Value Measurements.

The following table presents the realized and unrealized gains and losses that are recognized in earnings as net gain (loss) on derivative instruments for the three and six months ended June 30, 2023 and 2022:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2023	2022	2023	2022
Realized gain (loss):
Interest rate swap contracts	$3,538	$(1,550)	$6,543	$(3,402)
Total realized gain (loss):	3,538	(1,550)	6,543	(3,402)
Unrealized gain (loss):
Interest rate swap contracts	4,667	7,080	(604)	25,289
Foreign exchange forward contracts	(81)	(414)	(125)	(414)
Total unrealized gain (loss):	4,586	6,666	(729)	24,875
Total realized and unrealized gain (loss) on derivative instruments:	$8,124	$5,116	$5,814	$21,473

8) Fair Value Measurements

(a) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Partnership’s assets and liabilities that are measured at fair value on a recurring and non-recurring basis as of June 30, 2023 and December 31, 2022. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	June 30, 2023		December 31, 2022
	Carrying	Fair	Carrying	Fair
(U.S. Dollars in thousands)	Amount	Value	Amount	Value
Recurring:
Financial assets:
Cash and cash equivalents	$63,124	$63,124	$47,579	$47,579
Current derivative assets:
Interest rate swap contracts	16,764	16,764	15,070	15,070
Non-current derivative assets:
Interest rate swap contracts	12,080	12,080	14,378	14,378
Financial liabilities:
Current derivative liabilities:
Foreign exchange forward contracts	125	125	—	—
Long-term debt, current and non-current	1,016,569	988,589	1,062,647	1,035,740
Non-recurring:
Non-current asset:
Vessel	$78,642	$78,642	$—	$—

The carrying amounts shown in the table above are included in the consolidated balance sheet under the indicated captions. Carrying amount of long-term debt, current and non-current, above excludes capitalized debt issuance cost of $7.4 million and $6.3 million as of June 30, 2023 and December 31, 2022, respectively. The carrying value of trade accounts receivable, trade accounts payable and receivables/payables to owners and affiliates approximate their fair value.

The fair values of the financial instruments shown in the above table as of June 30, 2023 and December 31, 2022 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Partnership’s own judgment about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Partnership based on the best information available in the circumstances, including expected cash flows, appropriately risk-adjusted discount rates and available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

●	Cash and cash equivalents and restricted cash: The fair value of the Partnership’s cash balances approximates the carrying amounts due to the current nature of the amounts. As of June 30, 2023 and December 31, 2022 there is no restricted cash.
●	Interest rate swap contracts: The fair value of interest rate swap contracts is determined using an income approach using the following significant inputs: (1) the term of the swap contract (weighted average of 1.8 years and 2.7 years, as of June 30, 2023 and December 31, 2022, respectively), (2) the notional amount of the swap contract (ranging from $2.6 million to $32.1 million as of June 30, 2023 and ranging from $3.6 million to $33.6 million as of December 31, 2022), discount rates interpolated based on relevant LIBOR swap curves; and (3) the rate on the fixed leg of the swap contract (rates ranging from 0.71% to 2.90% as of June 30, 2023 and from 0.71% to 2.90% as of December 31, 2022).
●	Foreign exchange forward contracts: The fair value is calculated using mid-rates (excluding margins) as determined by counterparties based on available market rates as of the balance sheet date. The fair value is discounted from the value at expiration to the current value of the contracts.
●	Long-term debt: With respect to long-term debt measurements, the Partnership uses market interest rates and adjusts for risks, such as its own credit risk. In determining an appropriate spread to reflect its credit standing, the Partnership considered interest rates currently offered to KNOT for similar debt instruments of comparable maturities by KNOT’s and the Partnership’s bankers as well as other banks that regularly compete to provide financing to the Partnership.
●	Vessel: In estimating fair value, the Partnership considers factors related to vessel age, expected residual value, ongoing use of the vessels and equipment, shifts in market conditions and other impacting factors associated with the global oil and maritime transportation industries. This exercise in the second quarter of 2023 resulted in an impairment in respect of the Dan Cisne and the Dan Sabia due to their current charter contracts moving closer to expiry, their high carrying value, and their smaller size not being optimal for the Brazilian market, therefore affecting the outlook for their future employment. This exercise in the second quarter of 2023 resulted in an impairment in respect of these two vessels using a discounted cash flow approach. The Partnership determined the discounted cash flows for the vessels using projected future redeployment opportunities, estimated residual value and a possible sale of the two vessels, discounted at an estimated market participant rate of 10.78%. The projected future redeployment opportunities take into consideration the Partnership’s projected bareboat charter rates that the Partnership believes could be contracted in future periods. In establishing these estimates, the Partnership considered the specific attributes of these vessels, current and future potential discussions with potential customers, and available redeployment opportunities.

(b) Fair Value Hierarchy

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring and non-recurring basis (including items that are required to be measured at fair value or for which fair value is required to be disclosed) as of June 30, 2023 and December 31, 2022:

		Fair Value Measurements
		at Reporting Date Using
		Quoted Price
		in Active	Significant
	Carrying	Markets for	Other	Significant
	Value	Identical	Observable	Unobservable
	June 30,	Assets	Inputs	Inputs
(U.S. Dollars in thousands)	2023	(Level 1)	(Level 2)	(Level 3)
Recurring:
Financial assets:
Cash and cash equivalents	$63,124	$63,124	$—	$—
Current derivative assets:
Interest rate swap contracts	16,764	—	16,764	—
Non-current derivative assets:
Interest rate swap contracts	12,080	—	12,080	—
Financial liabilities:
Current derivative liabilities:
Foreign exchange forward contracts	125	—	125	—
Long-term debt, current and non-current	1,016,569	—	988,589	—
Non-recurring:
Non-current asset:
Vessel	$78,642	$—	$—	$78,642

		Fair Value Measurements
		at Reporting Date Using
		Quoted Price
		in Active	Significant
	Carrying	Markets for	Other	Significant
	Value	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
(U.S. Dollars in thousands)	2022	(Level 1)	(Level 2)	(Level 3)
Recurring:
Financial assets:
Cash and cash equivalents	$47,579	$47,579	$—	$—
Current derivative assets:
Interest rate swap contracts	15,070	—	15,070	—
Non-current derivative assets:
Interest rate swap contracts	14,378	—	14,378	—
Financial liabilities:
Long-term debt, current and non-current	$1,062,647	$—	$1,035,740	$—

The Partnership’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1 and Level 2 as of June 30, 2023 and December 31, 2022. As of June 30, 2023, one non-recurring asset was recognized as Level 3. The following table provides information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a non-recurring basis as of June 30, 2023.

			Significant
	Fair		unobservable
(U.S. Dollars in thousands)	Value	Valuation technique	inputs:	WACC (1)
Non-Recurring:
Non-current assets:
Dan Cisne	$38,812	Discounted cash flow	Discount rate	10.78%
Dan Sabia	$39,830	Discounted cash flow	Discount rate	10.78%
(1)	WACC is defined as weighted average cost of capital

9) Income Taxes

Components of Current and Deferred Tax Expense

All of the income from continuing operations before income taxes was taxable in Norway for the three and six months ended June 30, 2023 and 2022. Our Norwegian subsidiaries are subject to Norwegian tonnage tax rather than ordinary corporate taxation. Under the tonnage tax regime, tax is payable based on the tonnage of the vessel, not on operating income, and is included within operating expenses. Net financial income and expense remain taxable as ordinary income at the regular corporate income tax rate of 22% and is recorded as an income tax expense. The amount of tonnage tax included in operating expenses for each of the three and six months ended June 30, 2023 was $107,000 and $55,000, respectively. The amount of tonnage tax included in operating expenses for each of the three and six months ended June 30, 2022 was $116,000 and $67,000, respectively. The activities taxable in the UK relate to the activities of KNOT Offshore Partners UK LLC (“KNOT UK”) and are included within income taxes payable.

Taxes payable related to the entrance tax, a one-time tax payable by the Partnership related to certain subsidiaries on entering the Norwegian tonnage tax system, and income taxes attributable to income from continuing operations are calculated based on the Norwegian corporate tax rate of 22% for 2023 and 2022, and deferred tax liabilities are also calculated based on a tax rate of 22% effective as from January 1, 2023 and January 1, 2022, respectively. $37,000 and $58,000 of the entrance tax was paid during the first quarter of 2023 and 2022, respectively, and $377,000 in income tax was paid during the first quarter of 2023. As of June 30, 2023 and December 31, 2022, $150,000 and $424,000 is presented as non-current deferred taxes payable, respectively.

Significant components of current and deferred income tax expense attributable to income from continuing operations for the three and six months ended June 30, 2023 and 2022 were as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2023	2022	2023	2022
Income (loss) before income taxes	$(40,341)	$10,054	$(41,883)	$37,046
Income tax benefit (expense)	(49)	(166)	196	(378)
Effective tax rate	$0%	$(2)%	$0%	$(1)%

Income tax expenses for the three and six months ended June 30, 2023 and 2022 consist of the following:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2023	2022	2023	2022
Income tax benefit (expense) within Norwegian tonnage tax regime	$(46)	$(163)	$202	$(375)
Income tax benefit (expense) within UK	(3)	(3)	(6)	(3)
Income tax benefit (expense)	$(49)	$(166)	$196	$(378)
Effective tax rate	0%	(2)%	0%	(1)%

The Partnership records a valuation allowance against deferred tax assets when it is more likely than not that some or all of the benefit from the deferred tax assets will not be realized. In assessing the need for a valuation allowance against deferred tax assets, which relate to financial loss carry forwards and other deferred tax assets within the tonnage tax regime, the Partnership considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized taking into account all the positive and negative evidence available. As of June 30, 2023 and December 31, 2022, the Partnership determined that the deferred tax assets are likely to not be realized, and the net booked value was, therefore, zero. There is no expiration date for such losses carried forward under current Norwegian tax law.

10) Vessels and Equipment

As of June 30, 2023 and December 31, 2022, Vessels with a book value of $1,539 million and $1,631 million, respectively, are pledged as security for the Partnership’s long-term debt. See Note 13—Long-term debt.

	Vessels &	Accumulated	Accumulated
(U.S. Dollars in thousands)	equipment	depreciation	impairment	Net Vessels
Vessels, December 31, 2021	$2,265,712	$(638,185)	$(29,421)	$1,598,106
Additions (1)	120,946	—	—	120,946
Drydock costs	19,747	—	—	19,747
Disposals	(17,790)	17,790	—	—
Depreciation and write down for the period	—	(107,419)	—	(107,419)
Vessels, December 31, 2022	$2,388,615	$(727,814)	$(29,421)	$1,631,380
Additions	2,836	—	—	2,836
Drydock costs	10,701	—	—	10,701
Disposals	(5,999)	5,999	—	—
Depreciation and write down for the period (2)	—	(55,836)	(49,649)	(105,485)
Vessels, June 30, 2023	$2,396,153	$(777,651)	$(79,070)	$1,539,432
(1)	On July 1, 2022, the Partnership acquired KNOT’s 100% interest in KNOT Shuttle Tankers 35 AS, the company that owns and operates the Synnøve Knutsen. This acquisition was accounted for as an acquisition of assets.
(2)	The carrying value of the Dan Cisne and the Dan Sabia was written down to its estimated fair value as of June 30, 2023. See Note 20—Impairment of long-lived assets.

Drydocking activity as of June 30, 2023 and December 31, 2022 is summarized as follows:

(U.S. Dollars in thousands)	At June 30, 2023	At December 31, 2022
Balance at the beginning of the year	$24,595	$13,458
Costs incurred for dry docking	10,701	17,614
Costs re-allocated to drydocking due to change of contract	2,812	—
Costs allocated to drydocking as part of acquisition of asset	—	2,133
Drydock amortization	(5,074)	(8,610)
Balance at period end	$33,034	$24,595

11) Inventory

The following table presents the inventory as of June 30, 2023 and December 31, 2022:

(U.S. Dollars in thousands)	At June 30, 2023	At December 31, 2022
Lubricating oil	$3,096	$3,245
Bunkers	—	2,514
Total inventory	$3,096	$5,759

12) Contract Liabilities

The unfavorable contractual rights for charters associated with Fortaleza Knutsen and Recife Knutsen were obtained in connection with a step acquisition in 2008 that had unfavorable contractual terms relative to market as of the acquisition date. The Fortaleza Knutsen and the Recife Knutsen commenced on their 12 years’ fixed bareboat charters in March 2011 and August 2011, respectively. The unfavorable contract rights related to Fortaleza Knutsen and Recife Knutsen are amortized to bareboat revenues on a straight-line basis over the 12 years’ contract period that expired in March 2023 and August 2023, respectively.

		Amortization for		Amortization for
	Balance of	the year ended	Balance of	the six Months	Balance of
	December 31,	December 31,	December 31,	ended June 30,	June 30,
(U.S. Dollars in thousands)	2021	2022	2022	2023	2023
Contract liabilities:
Unfavourable contract rights	$(2,169)	$1,518	$(651)	$583	$(68)
Total amortization income		$1,518		$583

Accumulated amortization for contract liabilities was $18.1 million and $17.6 million as of June 30, 2023 and December 31, 2022, respectively. The amortization of contract liabilities that is classified under time charter and bareboat revenues for the next five years is expected to be as follows:

(U.S. Dollars in thousands)
2023 (excluding the six months ended June 30, 2023)	$(68)
2024	—
2025	—
2026	—
2027	—
2028	—
Total	$(68)

13) Long-Term Debt

As of June 30, 2023 and December 31, 2022, the Partnership had the following debt amounts outstanding:

		June 30,	December 31,
(U.S. Dollars in thousands)	Vessel	2023	2022
$345 million loan facility	Anna Knutsen, Tordis Knutsen, Vigdis Knutsen, Brasil Knutsen, Lena Knutsen	$301,083	$313,630
$320 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen, Fortaleza Knutsen, Recife Knutsen, Ingrid Knutsen	—	192,021
$240 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen, Fortaleza Knutsen, Recife Knutsen, Ingrid Knutsen	240,000	—
$55 million revolving credit facility with DNB		—	55,000
Hilda loan facility	Hilda Knutsen	63,077	66,154
$172.5 million loan facility	Dan Cisne, Dan Sabia	24,289	31,739
Tove loan facility	Tove Knutsen	75,332	77,516
Synnøve loan facility	Synnøve Knutsen	82,923	85,292
$25 million revolving credit facility with NTT		25,000	25,000
$25 million revolving credit facility with Shinsei		20,000	25,000
Raquel Sale & Leaseback	Raquel Knutsen	81,716	84,247
Torill Sale & Leaseback	Torill Knutsen	103,149	107,048
Total long-term debt		$1,016,569	$1,062,647
Less: current installments		190,535	371,906
Less: unamortized deferred loan issuance costs		2,218	2,119
Current portion of long-term debt		188,317	369,787
Amounts due after one year		826,034	690,741
Less: unamortized deferred loan issuance costs		5,151	4,140
Long-term debt, less current installments, and unamortized deferred loan issuance costs		$820,883	$686,601

The Partnership’s outstanding debt of $1,016.6 million as of June 30, 2023 is repayable as follows:

(U.S. Dollars in thousands)	Sale & Leaseback	Period repayment	Balloon repayment	Total
2023 (excluding the six months ended June 30, 2023)	$6,731	$45,363	$26,470	$78,564
2024	13,804	76,651	63,393	153,848
2025	14,399	68,581	161,583	244,563
2026	15,060	51,596	219,521	286,177
2027	15,751	26,481	—	42,232
2028 and thereafter	119,120	13,241	78,824	211,185
Total	$184,865	$281,913	$549,791	$1,016,569

As of June 30, 2023, the interest rates on the Partnership’s loan agreements were LIBOR or SOFR plus a fixed margin ranging from 1.75% to 2.40%. The average margin paid on the Partnership’s outstanding debt during the second quarter of 2023 was approximately 2.29% over LIBOR or SOFR, as applicable.

$240 Million Loan Facility

On June 2, 2023, the Partnership’s subsidiaries which own the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen entered into a new five-year $240 million senior secured term loan facility with DNB (the “$240 Million Loan Facility”). The new facility, like the previous facility which was scheduled to mature in September 2023, is secured by the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen (the “FacilityVessels”). The $240 Million Loan Facility consists of a term loan that bears interest at a rate per annum equal to SOFR plus a margin of 2.4% and is repayable in 20 consecutive quarterly installments, with a final payment at maturity in May 2028 of $85.4 million, which amount includes the balloon payment and last quarterly installment. The loan is guaranteed by the Partnership and secured by mortgages on the six FacilityVessels. The FacilityVessels, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the $240 Million Loan Facility.

The $240 Million Loan Facility contains the following financial covenants:

●	Each borrower shall at all times maintain Liquidity equal to or greater than $500,000;
●	Positive working capital of the Partnership;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 additional vessels in excess of 8 vessels (of which a minimum of $10 million must be cash);
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The $240 Million Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the aggregate market value of the vessels is less than 130% of the outstanding balance under the $240 Million Loan Facility (or less than 166% after June 2, 2027), upon a total loss or sale of a vessel and customary events of default. The borrowers and the guarantors are in compliance with all covenants under this facility.

14) Related Party Transactions

(a) Related Parties

Net income (expense) from related parties included in the unaudited condensed consolidated statements of operations for the three and six months ended June 30, 2023 and 2022 are as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2023	2022	2023	2022
Statements of operations:
Time charter and bareboat revenues:
Time charter income from KNOT (1)	$7,607	$2,717	$13,923	$5,417
Operating expenses:
Vessel operating expenses (2)	4,960	5,053	7,753	8,153
Voyage expenses and commissions (3)	6	—	70	—
Technical and operational management fee from KNOT to Vessels (4)	2,864	2,230	5,407	4,460
Operating expenses from other related parties (5)	196	180	462	367
General and administrative expenses:
Administration fee from KNOT Management (6)	303	360	605	719
Administration fee from KOAS (6)	147	173	298	368
Administration fee from KOAS UK (6)	20	19	41	38
Administration and management fee from KNOT (7)	15	15	34	30
Total income (expenses)	$(904)	$(5,313)	$(747)	$(8,718)

	At June 30,	At December 31,
(U.S. Dollars in thousands)	2023	2022
Balance Sheet:
Vessels:
Drydocking supervision fee from KNOT (8)	$102	$156
Drydocking supervision fee from KOAS (8)	(69)	96
Equipment purchased from Knutsen Ballast Water AS (9)	133	1,148
Total	$166	$1,400
(1)	Time charter income from KNOT: The Bodil Knutsen has operated under a time charter contract with Knutsen Shuttle Tankers Pool AS since the second quarter of 2021. The Hilda Knutsen commenced a time charter contract with Knutsen Shuttle Tankers Pool AS in the third quarter of 2022. The Torill Knutsen commenced a time charter contract with Knutsen Shuttle Tankers Pool AS in the first quarter of 2023.
(2)	Vessel operating expenses: KNOT Management or KNOT Management Denmark provides technical and operational management of the vessels on time charter including crewing and crew training services.
(3)	Voyage expenses and commissions: The Ingrid Knutsen and the Torill Knutsen have completed several spot voyages where Knutsen Shuttle Tankers Pool AS has earned a 1.25% commission on the voyage revenues.
(4)	Technical and operational management fee, from KNOT Management or KNOT Management Denmark to Vessels: KNOT Management or KNOT Management Denmark provides technical and operational management of the vessels on time charter including crewing, purchasing, maintenance and other operational service. In addition, there is also a charge for 24-hour emergency response services provided by KNOT Management for all vessels managed by KNOT Management.
(5)	Operating expenses from other related parties: Simsea Real Operations AS, a company jointly owned by the Partnership’s Chairman of the Board, Trygve Seglem, and by other third-party shipping companies in Haugesund, provides simulation, operational training assessment and other certified maritime courses for seafarers. The cost is course fees for seafarers. Knutsen OAS Crewing AS, a subsidiary of TSSI, provides administrative services related to Eastern European crew on vessels operating on time charter contracts. The cost is a fixed fee per month per such crew member onboard a vessel. Level Power & Automation AS, a company that provides the Partnership’s vessels with equipment and inspection services, is owned by Level Group AS, where Trygve Seglem, his family and members of TSSI management have significant influence.
(6)	Administration fee from KNOT Management, Knutsen OAS Shipping AS (“KOAS”) and Knutsen OAS (UK) Ltd. (“KOAS UK”): Administration costs include compensation and benefits of KNOT Management’s management and administrative staff on a time-spent basis as well as other general and administration expenses. Some services are also provided by KOAS and KOAS UK. Net costs are total administration cost plus a 5% margin. As such, the level of administration costs charged to the Partnership can vary from year to year based on the administration and financing services provided each year. KNOT Management also charges each subsidiary a fixed annual fee for the preparation of statutory financial statements.
(7)	Administration and management fee from KNOT Management and KNOT Management Denmark: For bareboat charters, the shipowner is not responsible for providing crewing or other operational services and the customer is responsible for all vessel operating expenses and voyage expenses. However, each of the vessels under bareboat charters is subject to a management and administration agreement with either KNOT Management or KNOT Management Denmark, pursuant to which these companies provide general monitoring services for the vessels in exchange for an annual fee.

(8)	Drydocking supervision fee from KNOT Management, KNOT Management Denmark and KOAS : KNOT Management, KNOT Management Denmark and KOAS provide supervision and hire out service personnel during drydocking of the vessels. The fee is calculated as a daily fixed fee.
(9)	Equipment purchased from Knutsen Ballast Water AS: As part of the scheduled drydocking of the Carmen Knutsen that commenced in the fourth quarter of 2022 until the first quarter of 2023, a ballast water treatment system was installed on the vessel. As of June 30, 2023, parts of the system had been purchased from Knutsen Ballast Water AS, a subsidiary of TSSI, for $0.13 million. During the scheduled drydocking of the Windsor Knutsen in 2022, a ballast water treatment system was installed on the vessel. As of December 31, 2022, parts of the systems installed on the Windsor Knutsen and the Carmen Knutsen had been purchased from Knutsen Ballast Water AS for $1.15 million.

(b) Transactions with Management and Directors

Trygve Seglem, the Chairman of the Partnership’s board of directors and the President and CEO of KNOT, controls Seglem Holding AS, which owns 100% of the equity interest in TSSI, which controls KOAS and Knutsen Ballast Water AS. TSSI owns 50% of the equity interest in KNOT. NYK, which owns 50% of the equity interest in KNOT, has management and administrative personnel on secondment to KNOT. Mr. Seglem, along with other third-party shipping companies in Haugesund, also jointly owns Simsea Real Operations AS.

See the footnotes to Note 14(a)—Related Party Transactions for a discussion of transactions with management and directors included in the consolidated statements of operations.

(c) Amounts Due from (to) Related Parties

Balances with related parties consisted of the following:

	At June 30,	At December 31,
(U.S. Dollars in thousands)	2023	2022
Balance Sheet:
Trading balances due from KOAS	$101	$118
Trading balances due from KNOT and affiliates	2,327	1,880
Amount due from related parties	$2,428	$1,998
Trading balances due to KOAS	$892	$1,398
Trading balances due to KNOT and affiliates	868	319
Amount due to related parties	$1,760	$1,717

Amounts due from (to) related parties are unsecured and are intended to be settled in the ordinary course of business.The majority of these related party transactions relate to vessel management and other fees due to KNOT, KNOT Management, KOAS UK and KOAS.

(d) Trade accounts payable

Trade accounts payable to related parties are included in total trade accounts payable in the balance sheet. The balances to related parties consisted of the following:

	At June 30,	At December 31,
(U.S. Dollars in thousands)	2023	2022
Balance Sheet:
Trading balances due to KOAS	$769	$824
Trading balances due to KNOT and affiliates	1,259	998
Trade accounts payables to related parties	$2,028	$1,822

Trading balances from KNOT and affiliates are included in other current assets in the balance sheet. The balances from related parties consisted of the following:

	At June 30,	At December 31,
(U.S. Dollars in thousands)	2023	2022
Balance Sheet:
Trade receivables due from KNOT and affiliates (refer to Note 18 (b))	$—	$1,405
Other trading balances due from KOAS	396	645
Other trading balances due from KNOT and affiliates	—	353
Other current assets from related parties	$396	$2,403

15) Commitments and Contingencies

Assets Pledged

As of June 30, 2023 and December 31, 2022, Vessels with a book value of $1,539 million and $1,631 million, respectively, were pledged as security held as guarantee for the Partnership’s long-term debt and interest rate swap obligations. See Note 7—Derivative Instruments, Note 10—Vessels and Equipment and Note 13—Long-Term Debt.

Claims and Legal Proceedings

Under the Partnership's time charter contracts, claims to reduce charter hire payments can be made by customers if the Vessel does not perform to certain specifications as set out in the relevant contract. No accrual for possible claims was recorded for the period ended June 30, 2023 and the year ended December 31, 2022.

From time to time, the Partnership is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the consolidated financial position, results of operations or cash flows.

Insurance

The Partnership maintains insurance on all the Vessels to insure against loss of charter hire and marine and war risks, which includes damage to or total loss of the Vessels, with each type of insurance subject to deductible amounts that average $0.15 million per Vessel.

Under the loss of hire policies, the insurer will pay compensation for the lost hire rate agreed in respect of each Vessel for each day, in excess of 14 deductible days, for the time that the Vessel is out of service as a result of damage, for a maximum of 180 days. In addition, the Partnership maintains protection and indemnity insurance, which covers third-party legal liabilities arising in connection with the Vessels’ activities, including, among other things, the injury or death of third-party persons, loss or damage to cargo, claims arising from collisions with other vessels and other damage to other third-party property, including pollution arising from oil or other substances. This insurance is unlimited, except for pollution, which is limited to $1 billion per vessel per incident. The protection and indemnity insurance is maintained through a protection and indemnity association, and as a member of the association, the Partnership may be required to pay amounts above budgeted premiums if the member claims exceed association reserves, subject to certain reinsured amounts. If the Partnership experiences multiple claims each with individual deductibles, losses due to risks that are not insured or claims for insured risks that are not paid, it could have a material adverse effect on the Partnership’s results of operations and financial condition. See Note 5 — Insurance proceeds.

16) Earnings per Unit and Cash Distributions

The calculations of basic and diluted earnings per unit (1) are presented below:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands, except per unit data)	2023	2022	2023	2022
Net income (loss)	$(40,390)	$9,888	$(41,687)	$36,668
Less: Series A Preferred unitholders’ interest in net income (loss)	1,700	1,700	3,400	3,400
Net income (loss) attributable to the unitholders of KNOT Offshore Partners LP	(42,090)	8,188	(45,087)	33,268
Less: Distributions (2)	901	18,168	1,803	36,335
Under (over) distributed earnings	(42,991)	(9,980)	(46,890)	(3,067)
Under (over) distributed earnings attributable to:
Common unitholders	(42,198)	(9,665)	(46,025)	(2,967)
Class B unitholders	—	(131)	—	(44)
General Partner	(793)	(183)	(865)	(56)
Weighted average units outstanding (basic) (in thousands):
Common unitholders	34,045	33,838	34,045	33,796
Class B unitholders	252	460	252	501
General Partner	640	640	640	640
Weighted average units outstanding (diluted) (in thousands):
Common unitholders	38,448	37,772	38,448	37,730
Class B unitholders	252	460	252	501
General Partner	640	640	640	640
Earnings per unit (basic):
Common unitholders	$(1.21)	$0.23	$(1.30)	$0.95
Class B unitholders (3)	—	0.19	—	0.87
General Partner	(1.21)	0.23	(1.30)	0.95
Earnings per unit (diluted):
Common unitholders (4)	$(1.21)	$0.23	$(1.30)	$0.94
Class B unitholders (3)	—	0.19	—	0.87
General Partner	(1.21)	0.23	(1.30)	0.95
Cash distributions declared and paid in the period per unit (5)	$0.03	$0.52	$0.05	$1.04
Subsequent event: Cash distributions declared and paid per unit relating to the period (6)	$0.03	$0.52	$0.05	$1.04
(1)	Earnings per unit have been calculated in accordance with the cash distribution provisions set forth in the Partnership’s agreement of limited partnership (the “Partnership Agreement”).
(2)	This refers to distributions made or to be made in relation to the period irrespective of the declaration and payment dates and based on the number of units outstanding at the record date.
(3)	When the distribution target is not met, there is no allocation of net income (loss) to Class B units.
(4)	Diluted weighted average units outstanding and earnings per unit diluted for the three and six months ended June 30, 2023 and 2022 does not reflect any potential common units relating to the Series A Preferred Units since the assumed issuance of any additional units would be anti-dilutive.
(5)	Refers to cash distributions declared and paid during the period.
(6)	Refers to cash distributions declared and paid subsequent to the period end.

The Series A Preferred Units rank senior to the common units and Class B Units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up. The Series A Preferred Units have a liquidation preference of $24.00 per unit, plus any Series A unpaid cash distributions, plus all accrued but unpaid distributions on such Series A Preferred Unit with respect to the quarter in which the liquidation occurs to the date fixed for the payment of any amount upon liquidation. The Series A Preferred Units are entitled to cumulative distributions from their initial issuance date, with distributions being calculated at an annual rate of 8.0% on the stated liquidation preference and payable quarterly in arrears within 45 days after the end of each quarter, when, as and if declared by the Board.

The Series A Preferred Units are generally convertible, at the option of the holders of the Series A Preferred Units, into common units at the applicable conversion rate. The conversion rate will be subject to adjustment under certain circumstances. In addition, the conversion rate will be redetermined on a quarterly basis, such that the conversion rate will be equal to $24.00 (the “Issue Price”) divided by the product of (x) the book value per common unit at the end of the immediately preceding quarter (pro-forma for per unit cash distributions payable with respect to such quarter) multiplied by (y) the quotient of (i) the Issue Price divided by (ii) the book value per common unit on February 2, 2017. In addition, the Partnership may redeem the Series A Preferred Units at any time until February 2, 2027 at the redemption price specified in the Partnership Agreement, provided, however, that upon notice from the Partnership to the holders of Series A Preferred Units of its intent to redeem, such holders may elect, instead, to convert their Series A Preferred Units into common units at the applicable conversion rate.

Upon a change of control of the Partnership, the holders of Series A Preferred Units will have the right to require cash redemption at 100% of the Issue Price. In addition, the holders of Series A Preferred Units will have the right to cause the Partnership to redeem the Series A Preferred Units on February 2, 2027 in, at the option of the Partnership, (i) cash at a price equal to 70% of the Issue Price or (ii) common units such that each Series A Preferred Unit receives common units worth 80% of the Issue Price (based on the volume-weighted average trading price, as adjusted for splits, combinations and other similar transactions, of the common units as reported on the NYSE for the 30 trading day period ending on the fifth trading day immediately prior to the redemption date) plus any accrued and unpaid distributions. In addition, subject to certain conditions, the Partnership has the right to convert the Series A Preferred Units into common units at the applicable conversion rate if the aggregate market value (calculated as set forth in the partnership agreement) of the common units into which the outstanding Series A Preferred Units are convertible, based on the applicable conversion rate, is greater than 130% of the aggregate Issue Price of the outstanding Series A Preferred Units.

The Series A Preferred Units have voting rights that are identical to the voting rights of the common units and Class B Units, except they do not have any right to nominate, appoint or elect any of the directors of the Board, except whenever distributions payable on the Series A Preferred Units have not been declared and paid for four consecutive quarters (a “Trigger Event”). Upon a Trigger Event, holders of Series A Preferred Units, together with the holders of any other series of preferred units upon which like rights have been conferred and are exercisable, may replace one of the members of the Board appointed by the General Partner with a person nominated by such holders, such nominee to serve until all accrued and unpaid distributions on the preferred units have been paid. The Series A Preferred Units are entitled to vote with the common units and Class B Units as a single class so that the Series A Preferred Units are entitled to one vote for each common unit into which the Series A Preferred Units are convertible at the time of voting.

On September 7, 2021, the Partnership entered into an exchange agreement with its general partner and KNOT whereby KNOT contributed to the Partnership all of KNOT’s IDRs in exchange for the issuance by the Partnership to KNOT of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled (the “IDR Exchange”). The IDR Exchange closed on September 10, 2021. The Class B Units are a new class of limited partner interests which are not entitled to receive cash distributions in any quarter unless common unitholders receive a distribution of at least $0.52 for such quarter (the “Distribution Threshold”). When common unitholders receive a quarterly distribution at least equal to the Distribution Threshold, then Class B unitholders will be entitled to receive the same distribution as common unitholders.

For each quarter (starting with the quarter ended September 30, 2021) that the Partnership pays distributions on the common units that are at or above the Distribution Threshold, one-eighth of the Class B Units will be converted to common units on a one-for-one basis until such time as no further Class B Units exist. The Class B Units will generally vote together with the common units as a single class.

After the payment of the Partnership's quarterly cash distribution on February 12, 2022, with respect to the fourth quarter of 2021, 84,135 of the Class B Units converted to common units on a one-to-one basis. After the payment of the Partnership's quarterly cash distribution on May 12, 2022, with respect to the first quarter of 2022, 84,135 of the Class B Units converted to common units on a one-to-one basis. After the payment of the Partnership's quarterly cash distribution on August 11, 2022, with respect to the second quarter of 2022, 84,135 of the Class B Units converted to common units on a one-to-one basis. After the payment of the Partnership's quarterly cash distribution on November 9, 2022 with respect to the third quarter of 2022, 84,135 of the Class B Units converted to common units on a one-to-one basis.

On January 11, 2023, the Partnership declared a quarterly cash distribution with respect to the fourth quarter of 2022 of $0.026 per common unit and, after the payment of this quarterly cash distribution on February 9, 2023, no Class B Units converted to common units. After the payment of the Partnership’s quarterly cash distribution on May 11, 2023, with respect to the first quarter, no Class B Units converted to common units. After the payment of the Partnership’s quarterly cash distribution on August 10, 2023, with respect to the second quarter, no Class B Units converted to common units.

As of June 30, 2023, 71.4% of the Partnership’s total number of common units outstanding representing limited partner interests were held by the public (in the form of 24,293,458 common units) and 28.4% of such units were held directly by KNOT (in the form of 9,661,255 common units). In addition, KNOT, through its ownership of the General Partner, held a 1.83% general partner interest (in the form of 640,278 general partner units) and a 0.3% limited partner interest (in the form of 90,368 common units). As of June 30, 2023, KNOT also held 208,333 Series A Preferred Units and 252,405 Class B Units.

Earnings per unit – basic is determined by dividing net income, after deducting the amount of net income attributable to the Series A Preferred Units and the distribution paid or to be made in relation to the period, by the weighted-average number of units outstanding during the applicable period.

The computation of limited partners’ interest in net income per common unit – diluted assumes the issuance of common units for all potentially dilutive securities consisting of 3,541,666 Series A Preferred Units and 252,405 Class B Units as of June 30, 2023. Consequently, the net income attributable to limited partners’ interest is exclusive of any distributions on the Series A Preferred Units. In addition, the weighted average number of common units outstanding has been increased assuming the Series A Preferred Units and Class B Units have been converted to common units using the if-converted method. The computation of limited partners’ interest in net income per common unit – diluted does not assume the issuance of Series A Preferred Units and Class B Units if the effect would be anti-dilutive.

The General Partner’s, Class B unitholders’ and common unitholders’ interest in net income was calculated as if all net income was distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income. Rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Board to provide for the proper conduct of the Partnership’s business, including reserves for future capital expenditures, anticipated credit needs and capital requirements and any accumulated distributions on, or redemptions of, the Series A Preferred Units. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency gains and losses.

17) Unit Activity

The following table shows the movement in number of common units, Class B Units, general partner units and Series A Preferred Units from December 31, 2022 until June 30, 2023:

			General	Convertible
(in units)	Common Units	Class B Units	Partner Units	Preferred Units
December 31, 2022	34,045,081	252,405	640,278	3,541,666
February 9, 2023: Quarterly conversion of Class B Units	—	—	—	—
May 11, 2023: Quarterly conversion of Class B Units	—	—	—	—
June 30, 2023	34,045,081	252,405	640,278	3,541,666

18) Trade Accounts Receivable and Other Current Assets

(a) Trade Accounts Receivable

Trade accounts receivables are presented net of provisions for expected credit loss. As of June 30, 2023 and December 31, 2022, there were no provision for expected credit loss.

(b) Other Current Assets

The following table presents other currents assets of June 30, 2023 and December 31, 2022:

(U.S. Dollars in thousands)	At June 30, 2023	At December 31, 2022
Trade receivables	$3,150	$7,662
Trade receivables due from KNOT and affiliates (refer to note 14 (d))	—	1,405
Insurance claims for recoveries (refer to note 5 and note 15)	1,706	2,112
Refund of value added tax	1,114	1,173
Prepaid expenses	1,167	1,311
Other receivables	1,485	1,865
Total other current assets	$8,622	$15,528

19) Accrued expenses

The following table presents accrued expenses as of June 30, 2023 and December 31, 2022:

(U.S. Dollars in thousands)	At June 30, 2023	At December 31, 2022
Operating expenses	$3,842	$1,125
Interest expenses	4,963	4,805
Other expenses	5,071	4,721
Total accrued expenses	$13,876	$10,651

20) Impairment of Long-Lived Assets

The carrying value of the Partnership’s fleet is regularly assessed as events or changes in circumstances may indicate that a vessel’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, and in such situation the carrying amount of the vessel is reduced to its estimated fair value. The Partnership considers factors related to vessel age, expected residual value, ongoing use of the vessels and equipment, shifts in market conditions and other impacting factors associated with the shuttle tanker business as well as the wider global oil and maritime transportation industries.

This exercise in the second quarter of 2023 resulted in impairments in respect of both the Dan Cisne and the Dan Sabia principally due to their current charter contracts moving closer to expiration, their high carrying value, and their smaller size not being optimal for the Brazilian market, therefore affecting the outlook for their future employment. The carrying values of the Dan Cisne and the Dan Sabia were written down to their estimated fair value, using a discounted cash flow valuation. Our estimates of future cash flows involve assumptions about future hire rates, vessel utilization, operating expenses, drydocking expenditures, vessel residual values, the remaining estimated life of our vessels, possible sale of the two vessels and discount rates. The Partnership’s consolidated statement of operations for the six months ended June 30, 2023, includes a $24.5 million impairment charge related to the Dan Cisne and $25.2 million impairment charge related to the Dan Sabia. The impairment of the Dan Cisne and the Dan Sabia is included in the Partnership’s only segment, the shuttle tanker segment.

21) Subsequent Events

The Partnership has evaluated subsequent events from the balance sheet date through September 11, 2023, the date at which the unaudited condensed consolidated financial statements were available to be issued, and determined that there are no other items to disclose, except as follows:

On July 13, 2023, the Partnership declared a quarterly cash distribution of $0.026 per common unit with respect to the quarter ended June 30, 2023, which was paid on August 10, 2023, to all common unitholders of record on July 27, 2023. On the same day, the Partnership declared a quarterly cash distribution to holders of Series A Preferred Units with respect to the quarter ended June 30, 2023 in an aggregate amount equal to $1.7 million, which was paid on August 9, 2023.

The scheduled ten-year special survey drydockings of the Brasil Knutsen and the Hilda Knutsen commenced in the second quarter of 2023, with both drydockings being successfully completed in Europe in July 2023, taking 51 days and 30 days respectively. The Partnership was able to secure a cargo voyage from Brazil to Europe for the Brasil Knutsen, thus avoiding the majority of bunker fuel costs in transit to the drydock yard and lowering the number of days offhire.

In July 2023, the Partnership agreed commercial terms for a new time charter contract for the Windsor Knutsen with an oil major to commence within the window from February 1, 2025 to May 1, 2025. The new time charter contract is for a fixed period, at the charterer’s option, of either one year with an option for the charterer to extend the charter by one further year, or, a single firm period of two years. Signing of the new time charter contract remains subject to charterer’s management approval, agreement of certain operational details, and customary documentation.

On July 1, 2023, the Tordis Knutsen was delivered to Shell to commence on a three-year time charter contract.

On August 1, 2023, the time charter contract with PetroChina for the Vigdis Knutsen was extended under a charterer’s option by six-months to March 2024, after which time the vessel is due to be delivered to Shell to commence on a three-year time charter.

On August 3, 2023, the Recife Knutsen began operating under a new time charter contract with Transpetro for a firm period of three years, directly after the expiration of the then-existing bareboat charter, also with Transpetro. The vessel’s employment is now fixed until around August 2026;

On August 3, 2023, Derek Lowe entered into an employment agreement with KNOT UK, a wholly owned subsidiary of the Partnership. Pursuant to the employment agreement, Mr. Lowe will serve as KNOT UK’s Chief Executive Officer and Chief Financial Officer, effective on or about September 13, 2023, and will be based in London. His annualized base salary is 252,000 British Pounds, with annual escalation as determined by the board of directors of KNOT UK but is no less than the percentage increase in the UK Consumer Price Index. In addition, the employment agreement also provides for a discretionary annual bonus (as determined by the board of directors of KNOT UK) and a three-month transition period from Mr. Lowe’s prior employment. Mr. Lowe’s employment may be terminated on 6 months’ prior written notice by either Mr. Lowe or KNOT UK. In addition, Mr. Lowe’s employment agreement provides KNOT UK with the option to make a payment in lieu of notice or to place Mr. Lowe on garden leave during his notice period. KNOT UK may also terminate the employment agreement with immediate effect upon certain specified “cause” events. The employment agreement includes post-termination restrictive covenants prohibiting Mr. Lowe from competing or soliciting customers or employees for a period of 12 months after the termination of his employment. In connection with the execution of the employment agreement, the Partnership’s administrative services agreement was also amended to allow Mr. Lowe to provide services to the Partnership.

On August 8, 2023, the Partnership entered into a new time charter contract for the Brasil Knutsen with a major independent operator in Brazil to commence in January 2024 for a fixed period of one year.

On August 16, 2023, the Partnership closed the refinancing of the first of its two $25 million revolving credit facilities, with the facility being rolled over with NTT Finance Corporation. The new facility will mature in August 2025, bears interest at a rate per annum equal to SOFR plus a margin of 2.23% and has a commitment fee of 0.5% on any undrawn portion of the facility. The commercial terms of the facility are substantially unchanged from the facility entered into in June 2021 with NTT Finance Corporation.

On August 18, 2023, a 100-day extension to the existing bareboat charter party for the Dan Cisne was agreed with Transpetro, which will extend the vessel’s fixed employment to around the end of December 2023. This contract extension is subject to agreement of customary documentation and is expected to be signed in September 2023.

On August 31, 2023, the Lena Knutsen was redelivered from her time charter contract with TotalEnergies and is due to commence on a three-year time charter contract with Shell in September 2023.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, references in this report to the “Partnership,” “KNOT Offshore Partners,” “we,” “our,” “us” or like terms, refer to KNOT Offshore Partners LP and its subsidiaries. Those statements in this section that are not historical in nature should be deemed forward-looking statements that are inherently uncertain. See “Forward-Looking Statements” for a discussion of the factors that could cause actual results to differ materially from those projected in these statements.

This section should be read in conjunction with our unaudited condensed consolidated financial statements for the periods presented elsewhere in this report, as well as our historical consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2022 (the “2022 20-F”). Under our Partnership Agreement, KNOT Offshore Partners GP LLC, the general partner of the Partnership (the “General Partner”), has irrevocably delegated to the Partnership’s board of directors the power to oversee and direct the operations of, and to manage and determine the strategies and policies of, the Partnership. During the period from the Partnership’s initial public offering (“IPO”) in April 2013 until the time of the Partnership’s first annual general meeting (“AGM”) on June 25, 2013, the General Partner retained the sole power to appoint, remove and replace all members of the Partnership’s board of directors. From the first AGM, four of the seven board members became electable by the common unitholders and accordingly, from this date, the General Partner no longer retained the power to control the Partnership’s board of directors and, hence, the Partnership. As a result, the Partnership is no longer considered to be under common control with Knutsen NYK Offshore Tankers AS (“KNOT” or “Knutsen NYK”) and as a consequence, the Partnership no longer accounts for any vessel acquisitions from KNOT as transfer of a business between entities under common control.

General

We are a limited partnership formed to own, operate and acquire shuttle tankers primarily under long-term charters, which we define as charters of five years or more. Our fleet of shuttle tankers has been contributed to us by KNOT or purchased by us from KNOT. KNOT is jointly owned by TS Shipping Invest AS (“TSSI”) and Nippon Yusen Kaisha (“NYK”). TSSI is controlled by our Chairman and is a private Norwegian company with ownership interests in shuttle tankers, LNG tankers and product/chemical tankers. NYK is a Japanese public company with a fleet of approximately 811 vessels, including bulk carriers, car carriers, containerships, tankers and specialized vessels.

As of June 30, 2023, we had a modern fleet of eighteen shuttle tankers that operate primarily under charters with major oil and gas companies engaged in offshore oil production. Our primary business objective is to generate stable cash flows and provide a sustainable quarterly distribution per unit by chartering our vessels pursuant to long-term charters with high quality customers that generate long-term stable income, and by pursuing strategic and accretive acquisitions of shuttle tankers. Pursuant to the Omnibus Agreement we have entered into with KNOT in connection with the IPO (the “Omnibus Agreement”), we have the right to purchase from KNOT any shuttle tankers operating under charters of five or more years. This right will continue throughout the entire term of the Omnibus Agreement.

Recent Developments

Cash Distributions

On August 10, 2023, the Partnership paid a quarterly cash distribution of $0.026 per common unit with respect to the quarter ended June 30, 2023 to all common unitholders of record on July 27, 2023. On August 9, 2023, the Partnership paid a quarterly cash distribution to holders of Series A Preferred Units with respect to the quarter ended June 30, 2023 in an aggregate amount equal to $1.7 million.

$240 Million Loan Facility

On June 2, 2023, the Partnership closed its new five-year $240 million senior secured term loan facility with DNB. The new facility, like the previous facility which was scheduled to mature in September 2023, is secured by the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen. The $240 million term loan bears interest at a rate per annum equal to SOFR plus a margin of 2.4% and is repayable in 20 consecutive quarterly installments, with a final payment at maturity in May 2028 of $85.4 million, which amount includes the balloon payment and last quarterly installment. The loan is guaranteed by the Partnership and secured by mortgages on the related vessels.

Refinancing of Revolving Credit Facilities

On August 16, 2023, the Partnership closed the refinancing of the first of its two $25 million revolving credit facilities, with the facility being rolled over with NTT Finance Corporation. The new facility will mature in August 2025, bears interest at a rate per annum equal to SOFR plus a margin of 2.23% and has a commitment fee of 0.5% on any undrawn portion of the facility. The commercial terms of the facility are substantially unchanged from the facility entered into in June 2021 with NTT Finance Corporation.

The Partnership is continuing discussions and negotiations with the lender under its second $25 million revolving credit facility, which will mature in November 2023. Management believes that this facility will be refinanced on acceptable and similar terms prior to its maturity.

Vessel Impairments

Impairments in respect of the Dan Cisne and Dan Sabia of $24.5 million and $25.2 million respectively were recognized in the second quarter of 2023. In accordance with US GAAP, the Partnership’s fleet is regularly assessed for impairment as events or changes in circumstances may indicate that a vessel’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, and in such situation the carrying amount of the vessel is reduced to its estimated fair value. This exercise in the second quarter resulted in an impairment in respect of these vessels due to their current charter contracts moving closer to expiry, their high carrying value, and their smaller size not being optimal for the Brazilian market, therefore affecting the outlook for their future employment.

Management Transition

As previously announced on August 4, 2023, Mr. Derek Lowe will become the Partnership’s new Chief Executive Officer and Chief Financial Officer. He is expected to assume these roles on September 13, 2023. Mr. Lowe will join the Partnership from Telford Offshore, a provider of accommodation, construction and pipelay in the global offshore energy services industry. He has served as the Group Company Secretary of Telford Offshore since its formation in 2018, having provided consultancy services to its predecessor since 2015. He worked from 2011 to 2015 for the debt capital markets group of Pareto Securities, and from 1994 to 2010 for the equity capital markets group of UBS.

Dan Cisne Charter

On August 18, 2023, a 100-day extension to the existing bareboat charter party for the Dan Cisne was agreed with Transpetro, which will extend the vessel’s fixed employment to around the end of December 2023. This contract extension is subject to agreement of customary documentation and is expected to be signed in September 2023.

Tordis Knutsen Charter

The Tordis Knutsen operated under a time charter contract with a subsidiary of TotalEnergies which expired on July 1, 2023; the same day the vessel was delivered to Shell to commence on a three-year time charter.

Vigdis Knutsen Charter

On August 1, 2023, the time charter contract with PetroChina for the Vigdis Knutsen was extended under a charterer’s option by six-months to March 2024, after which time the vessel is due to be delivered to Shell to commence on a three-year time charter.

Recife Knutsen Charter

On April 11, 2023, a new time charter contract for the Recife Knutsen was signed with Transpetro for a firm period of three years. The vessel began operating under this new time charter contract on August 3, 2023, directly after the expiration of the then-existing bareboat charter, also with Transpetro. The vessel’s employment is now fixed until around August 2026.

Brasil Knutsen Charter

In November 2021, the Partnership entered into a new time charter contract for the Windsor Knutsen with Equinor to commence in the fourth quarter of 2024 or the first quarter of 2025 for a fixed period, at the charterer’s option, of either one year or two years, with options for the charterer to extend the charter, in either case, by two further one-year periods. The Partnership has now agreed with Equinor to substitute the Brasil Knutsen for the Windsor Knutsen, with the time charter contract otherwise remaining unchanged. Taken together with the new one-year time charter contract disclosed below, the Brasil Knutsen is now employed until around the end of 2025, and if charterer’s options are taken, the vessel will be fixed until the end of 2028.

The Brasil Knutsen successfully completed her drydock on July 14, 2023, and on August 8, 2023, the Partnership entered into a new time charter contract for the Brasil Knutsen with a major independent operator in Brazil to commence in January 2024 for a fixed period of one year.

Windsor Knutsen Charter

In July 2023, the Partnership agreed commercial terms for a new time charter contract for the Windsor Knutsen with an oil major to commence within the window from February 1, 2025 to May 1, 2025. The new charter is for a fixed period, at the charterer’s option, of either one year with an option for the charterer to extend the charter by one further year, or, a single firm period of two years. Signing of the new time charter contract remains subject to charterer’s management approval, agreement of certain operational details, and customary documentation.

Hilda Knutsen Charter

Hilda Knutsen successfully completed her drydock on July 13, 2023, and continued her time charter contract with Knutsen NYK at a reduced charter rate.

Lena Knutsen Charter

On August 31, 2023, the Lena Knutsen was redelivered from her time charter contract with TotalEnergies and is due to commence on a three-year time charter contract with Shell in September 2023.

Results of Operations

Three Months Ended June 30, 2023 Compared with the Three Months Ended June 30, 2022

	Three Months Ended
	June 30,
(U.S. Dollars in thousands)	2023	2022	Change	% Change
Time charter and bareboat revenues	$69,924	$63,788	$6,136	10%
Voyage revenues	1,585	—	1,585	100%
Loss of hire insurance recoveries	1,424	—	1,424	100%
Other income	891	171	720	421%
Vessel operating expenses	25,287	23,024	2,263	10%
Voyage expenses and commission	159	—	159	100%
Depreciation	28,107	26,059	2,048	8%
Impairment	49,649	—	49,649	100%
General and administrative expenses	1,838	1,428	410	29%
Interest income	861	59	802	100%
Interest expense	(18,107)	(8,301)	(9,806)	118%
Other finance expense	(112)	(103)	(9)	9%
Realized and unrealized gain (loss) on derivative instruments	8,124	5,116	3,008	59%
Net gain (loss) on foreign currency transactions	109	(165)	274	(166)%
Income tax benefit (expense)	(49)	(166)	117	(70)%
Net income (loss)	$(40,390)	$9,888	$(50,278)	(508)%

Time charter and bareboat revenues: Time charter and bareboat revenues increased by $6.1 million to $69.9 million for the three months ended June 30, 2023 compared to $63.8 million for the three months ended June 30, 2022. The increase was mainly due to the inclusion of the Synnøve Knutsen in the fleet from July 1, 2022 and higher utilization in the fleet in the second quarter of 2023 compared to the second quarter of 2022 which was affected by the scheduled drydockings of the Lena Knutsen, the Anna Knutsen, the Vigdis Knutsen and the Windsor Knutsen.

Voyage revenues: Voyage revenues for the three months ended June 30, 2023, were $1.6 million. Voyage revenues relate to spot voyages performed by the Ingrid Knutsen and the Torill Knutsen.

Loss of hire insurance recoveries: Loss of hire insurance recoveries for the three months ended June 30, 2023, were $1.4 million, compared to $nil for the three months ended June 30, 2022. The loss of hire insurance recoveries in the three months ended June 30, 2023, related to the Windsor Knutsen in connection with repairs of a leakage from a tunnel thruster reported in the third quarter of 2022. The Windsor Knutsen was off hire from September 29, 2022, to October 31, 2022 for repairs. For the three months ended June 30, 2023, the Partnership recorded $0.8 million in loss of hire recoveries with respect to the Windsor Knutsen. The Lena Knutsen reported excessive and abnormal wear found on the steering gear rotor in relation with her scheduled drydocking in second quarter of 2022. For the three months ended June 30, 2023, the Partnership recorded $0.6 million in loss of hire recoveries with respect to the Lena Knutsen.

Other income: Other income for the three months ended June 30, 2023 was $891,000 compared to $171,000 for the three months ended June 30, 2022. The increase is mainly due to income related to a VOC plant installed on the Bodil Knutsen.

Vessel operating expenses: Vessel operating expenses for the three months ended June 30, 2023 were $25.3 million, an increase of $2.3 million from $23.0 million in the three months ended June 30, 2022. The increase is mainly due to the Synnøve Knutsen being included in the result of operations from July 1, 2022, and increased prices on equipment and services, which is partly offset by bunker costs in relation to the drydockings in the second quarter of 2022.

Voyage expenses and commission: Voyage expenses and commission for the three months ended June 30, 2023, were $159,000 and relate to commissions from spot voyages performed by the Ingrid Knutsen, and port costs for a spot voyage performed by the Torill Knutsen.

Depreciation: Depreciation expense for the three months ended June 30, 2023 was $28.1 million, an increase of $2 million from $26.1 million for the three months ended June 30, 2022. The increase is mainly related to the inclusion of the Synnøve Knutsen from July 1, 2022.

Impairment: Impairment charge for the three months ended June 30, 2023 was $49.6 compared to $ nil for the three months ended June 30, 2022. The impairment charge for the three months ended June 30, 2023, relates to the Dan Cisne and the Dan Sabia. The carrying values of the Dan Cisne and the Dan Sabia were written down to their estimated fair values, using a discounted cash flow valuation.

General and administrative expenses: General and administrative expenses for the three months ended June 30, 2023 were $1.8 million compared to $1.4 million for the same period in 2022.

Interest income: Interest income for the three months ended June 30, 2023 was $861,000 compared to $59,000 for the three months ended June 30, 2022. The increase is mainly due to increased interest rates on our bank deposits.

Interest expense: Interest expense for the three months ended June 30, 2023 was $18.1 million, an increase of $9.8 million from $8.3 million for the three months ended June 30, 2022. The increase was mainly due to an increase in the US dollar LIBOR rate, increased interest expense for the credit facility related to the acquisition of the Synnøve Knutsen on July 1, 2022, increased interest expense on the revolving credit facilities and increased interest expense for the Torill Knutsen in connection with the sale and leaseback transaction in which both the financial obligation and interest rate increased.

Other finance expense: Other finance expense was $0.1 million for the three months ended June 30, 2023, compared to $0.1 million for the three months ended June 30, 2022. Other finance expense is primarily related to bank fees and guarantee commissions.

Realized and unrealized gain (loss) on derivative instruments: Realized and unrealized gain on derivative instruments for the three months ended June 30, 2023 was $8.1 million, compared to a gain of $5.1 million for the three months ended June 30, 2022, as set forth in the table below:

	Three Months Ended
	June 30,
(U.S. Dollars in thousands)	2023	2022
Realized gain (loss):
Interest rate swap contracts	$3,538	$(1,550)
Total realized gain (loss):	3,538	(1,550)
Unrealized gain (loss):
Interest rate swap contracts	4,667	7,080
Foreign exchange forward contracts	(81)	(414)
Total unrealized gain (loss):	4,586	6,666
Total realized and unrealized gain (loss) on derivative instruments:	$8,124	$5,116

As of June 30, 2023, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations was $440.6 million. The unrealized gain in the three months ended June 30, 2023 was related to mark-to-market gain on interest rate swaps of $4.7 million and a loss of $0.1 million on foreign exchange contracts.

Net gain (loss) on foreign currency transactions: Net gain on foreign currency transactions for the three months ended June 30, 2023 was $0.1 million compared to a loss of $0.2 million for the three months ended June 30, 2022.

Income tax expense: Income tax expense for the three months ended June 30, 2023, was $0.05 million compared to $0.2 million for the three months ended June 30, 2022.

Net income: As a result of the foregoing, the Partnership recorded net loss of $40.4 million for the three months ended June 30, 2023, compared to net income of $9.9 million for the three months ended June 30, 2022.

Six Months Ended June 30, 2023 Compared with the Six Months Ended June 30, 2022

	Six Months Ended
	June 30,
(U.S. Dollars in thousands)	2023	2022	Change	% Change
Time charter and bareboat revenues	$132,857	$128,975	$3,882	3%
Voyage revenues	8,839	—	8,839	100%
Loss of hire insurance recoveries	2,335	—	2,335	100%
Other income	973	180	793	441%
Vessel operating expenses	44,730	43,085	1,645	4%
Voyage expenses and commission	4,855	—	4,855	100%
Depreciation	55,836	51,996	3,840	7%
Impairment	49,649	—	49,649	100%
General and administrative expenses	3,488	3,126	362	12%
Interest income	1,544	61	1,483	100%
Interest expense	(35,476)	(15,026)	(20,450)	136%
Other finance expense	(184)	(312)	128	(41)%
Realized and unrealized gain (loss) on derivative instruments	5,814	21,473	(15,659)	(73)%
Net gain (loss) on foreign currency transactions	(27)	(98)	71	(72)%
Income tax benefit (expense)	196	(378)	574	(152)%
Net income (loss)	(41,687)	36,668	(78,355)	(214)%

Time charter and bareboat revenues: Time charter and bareboat revenues increased by $3.9 million to $132.9 million for the six months ended June 30, 2023, compared to $129.0 million for the six months ended June 30, 2022. The increase was mainly due to the inclusion of the Synnøve Knutsen in the fleet from July 1, 2022 and higher utilization in the fleet in the first half of 2023 compared to the first half of 2022 which was affected by the scheduled drydockings of the Tordis Knutsen, the Lena Knutsen, the Anna Knutsen, the Vigdis Knutsen and the Windsor Knutsen.

Voyage revenues: Voyage revenues for the six months ended June 30, 2023, were $8.8 million. Voyage revenues relate to spot voyages performed by the Ingrid Knutsen and the Torill Knutsen.

Loss of hire insurance recoveries: Loss of hire insurance recoveries for the six months ended June 30, 2023, were $2.3 million compared to $ nil for the six months ended June 30, 2022. The loss of hire insurance recoveries in the six months ended June 30, 2023, were related to the Windsor Knutsen in connection with repairs of a leakage from a tunnel thruster reported in the third quarter of 2022. The Windsor Knutsen was off hire from September 29, 2022, to October 31, 2022 for repairs. For the six months ended June 30, 2023, the Partnership recorded $0.8 million in loss of hire recoveries with respect to the Windsor Knutsen. The Lena Knutsen reported excessive and abnormal wear found on the steering gear rotor in relation with her scheduled drydocking in the second quarter of 2022. For the six months ended June 30, 2023, the Partnership recorded $0.6 million in loss of hire recoveries with respect to the Lena Knutsen. The Synnøve Knutsen reported an oil leakage from the controllable pitch propellers system in the third quarter of 2022. As a result, the vessel was placed off hire from October 14, 2022, to November 1, 2022, for repairs. For the six months ended June 30, 2023, the Partnership recorded $0.9 million in loss of hire recoveries with respect to the Synnøve Knutsen.

Other income: Other income for the six months ended June 30, 2023 was $973,000 compared to $180,000 for the six months ended June 30, 2022. The increase is mainly due to income related to the VOC plant installed on the Bodil Knutsen.

Vessel operating expenses: Vessel operating expenses for the six months ended June 30, 2023 were $44.7 million, an increase of $1.6 million from $43.1 million in the six months ended June 30, 2022. The increase is mainly related to bunker costs for the Windsor Knutsen, the Lena Knutsen, the Anna Knutsen and the Vigdis Knutsen in connection with their voyages to drydock.

Voyage expenses and commission: Voyage expenses and commission for the six months ended June 30, 2023, were $4.9 million and relate to bunker cost, commission and port costs for spot voyages performed by the Ingrid Knutsen and the Torill Knutsen.

Depreciation: Depreciation expense for the six months ended June 30, 2023 was $55.8 million, an increase of $3.8 million from $52.0 million in the six months ended June 30, 2022. The increase is mainly related to the inclusion of the Synnøve Knutsen from July 1, 2022.

Impairment: Impairment charge for the six months ended June 30, 2023 was $49.6 compared to $ nil for the six months ended June 30, 2022. The impairment charge for the six months ended June 30, 2023, related to the Dan Cisne and the Dan Sabia. The carrying values of the Dan Cisne and the Dan Sabia were written down to their estimated fair values, using a discounted cash flow valuation.

General and administrative expenses: General and administrative expenses for the six months ended June 30, 2023 were $3.5 million, compared to $3.1 million for the six months ended June 30, 2022.

Interest income: Interest income for the six months ended June 30, 2023 was $1.5 million compared to $61,000 for the six months ended June 30, 2022. The increase is mainly due to increased interest rates on our bank deposits.

Interest expense: Interest expense for the six months ended June 30, 2023 was $35.5 million, an increase of $20.5 million from $15.0 million in the six months ended June 30, 2022. The increase was mainly due to an increase in the US dollar LIBOR rate, increased interest expense for the credit facility related to the acquisition of the Synnøve Knutsen on July 1, 2022, increased interest expense on the revolving credit facilities and increased interest expense for the Torill Knutsen in connection with the sale and leaseback transaction in which both the financial obligation and interest rate increased.

Other finance expense: Other finance expense was $0.2 million for the six months ended June 30, 2023, compared to $0.3 million for the six months ended June 30, 2022. Other finance expense is primarily related to bank fees and guarantee commissions.

Realized and unrealized gain (loss) on derivative instruments: Realized and unrealized gain on derivative instruments for the six months ended June 30, 2023, was $5.8 million, compared to a gain of $21.5 million for the six months ended June 30, 2022 as set forth in the table below:

	Six Months Ended
	June 30,
(U.S. Dollars in thousands)	2023	2022
Realized gain (loss):
Interest rate swap contracts	$6,543	$(3,402)
Total realized gain (loss):	6,543	(3,402)
Unrealized gain (loss):
Interest rate swap contracts	(604)	25,289
Foreign exchange forward contracts	(125)	(414)
Total unrealized gain (loss):	(729)	24,875
Total realized and unrealized gain (loss) on derivative instruments:	$5,814	$21,473

As of June 30, 2023, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations was $440.6 million. The unrealized gain in the six months ended June 30, 2023 related to mark-to-market loss on interest rate swaps of $0.6 million and a loss of $0.1 million on foreign exchange contracts.

Net loss on foreign currency transactions: Net loss on foreign currency transactions for the six months ended June 30, 2023 was $27,000, compared to $98,000 for the six months ended June 30, 2022.

Income tax expense: Income tax benefit for the six months ended June 30, 2023 was $0.2 million compared to an income tax expense of $0.4 million for the six months ended June 30, 2022.

Net income: As a result of the foregoing, the Partnership recorded a net loss of $41.7 million for the six months ended June 30, 2023, compared to net income of $36.7 million for the six months ended June 30, 2022.

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations, any vessel sales and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to payment of operating costs, servicing our debt, payment of lease obligations, funding investments (including the equity portion of investments in vessels), funding working capital, including drydocking, and maintaining cash reserves against fluctuations in operating cash flows. As of September 11, 2023, we believe our sources of funds (assuming the current contracted rates are earned from our existing charters), including the undrawn portion of our revolving credit facilities of $5 million, are sufficient to meet our working capital and other cash requirements for our current business for at least the next twelve months. Generally, our long-term sources of funds are cash from operations, long-term bank borrowings and other debt and equity financings. Because we distribute our available cash, we expect to rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

On January 11, 2023, we reduced our quarterly common unit distribution to $0.026 per unit. We expect to continue to use our internally generated cash flow to provide for working capital, reduce our debt levels and strengthen our balance sheet.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in NOK, British Pounds and Euros. We have not made use of derivative instruments other than for interest rate and currency risk management purposes, and we expect to continue to economically hedge part of our exposure to interest rate fluctuations in the future by entering into new interest rate swap contracts when suitable opportunities arise.

We estimate that we will spend in total approximately $50.2 million for drydocking and classification surveys for the thirteen vessels under time charters in our fleet as of June 30, 2023, between 2023 and 2027, with approximately $14.6 million of this amount to be spent in the twelve months ending June 30, 2024. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs, or are a component of our vessel operating expenses. We are not aware of any regulatory changes or environmental liabilities that we currently anticipate will have a material impact on our current or future operations. There will be further costs related to voyages to and from drydocking yards that will depend on the distance from the vessel's ordinary trading area to the drydocking yard.

As of June 30, 2023, the Partnership had available liquidity of $68.1 million, which consisted of cash and cash equivalents of $63.1 million and undrawn capacity under one of the revolving credit facilities of $5 million. On August 15, 2023, the Partnership successfully closed the refinancing of the first of its two $25 million revolving credit facilities, with the facility being rolled until August 2025 on similar terms. The revolving credit facilities mature between November 2023 and August 2025. The Partnership’s total interest-bearing obligations outstanding as of June 30, 2023 were $1,016.6 million ($1,009.2 million net of debt costs). The average margin paid on the Partnership’s outstanding debt during the second quarter of 2023 was approximately 2.29% over LIBOR or the SOFR, as applicable.

As of June 30, 2023, the Partnership had total $1,207.6 million in outstanding obligations, which include installments and interest on long-term debt, sale and leaseback commitments in respect of the Raquel Knutsen and the Torill Knutsen, interest commitments on interest rate swaps and operating lease commitments. Of the total outstanding obligations, $288.5 million matures within one year and $919.1 million matures after one year.

The consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern. As of June 30, 2023, the Partnership’s net current liabilities were $123.5 million. Included in current liabilities are $188.3 million of short-term loan obligations that mature before June 30, 2024 and are therefore presented as current debt.

Currently, we do not have any off-balance sheet arrangements.

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

Six Months Ended June 30, 2023 Compared with the Six Months Ended June 30, 2022

	Six Months Ended June 30,
(U.S. Dollars in thousands)	2023	2022
Net cash provided by (used in) operating activities	$72,061	$54,111
Net cash provided by (used in) investing activities	(2,744)	(1,030)
Net cash provided by (used in) financing activities	(53,747)	(26,700)
Effect of exchange rate changes on cash	(25)	(200)
Net increase in cash and cash equivalents	15,545	26,181
Cash and cash equivalents at the beginning of the period	47,579	62,293
Cash and cash equivalents at the end of the period	$63,124	88,474

Net cash provided by operating activities

Net cash provided by operating activities increased by $18 million to $72.1 million in the six months ended June 30, 2023, compared to $54.1 million in the six months ended June 30, 2022. The increase was due to the contribution from the Synnøve Knutsen which was included in the results of operations from July 1, 2022. In addition, the increase was due to higher utilization and increased revenues for the fleet compared to first half of 2022 which was impacted by scheduled drydocks for five of our vessels compared to three vessels in first half of 2023.

Net cash used in investing activities

Net cash used in investing activities was $2.7 million in the six months ended June 30, 2023, compared to $1.0 million in the six months ended June 30, 2022. The increase is mainly related to installation of a Ballast Water Treatment System (BWTS) on the Carmen Knutsen and the Brasil Knutsen in the first half of 2023 compared to installation of a BWTS on the Bodil Knutsen in the first half of 2022.

Net cash used in financing activities

Net cash used in financing activities during the six months ended June 30, 2023 of $53.7 million was mainly related to the following:

●	Proceeds of $240 million from the refinancing of a new five-year loan facility secured by the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen.

This was offset by the following:

●	Repayment of long-term debt of $286.1 million, of which $239.5 million was repaid in connection with the refinancing of the new loan facility secured by the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen;
●	Payment of cash distributions of $5.2 million; and
●	Payment of debt issuance costs of $2.5 million in connection with the refinancing of the $240 Million Loan Facility.

Net cash used in financing activities during the six months ended June 30, 2022 of $26.7 million was mainly related to the following:

●	Proceeds of $112.0 million from the sale & leaseback transaction of the Torill Knutsen; and
●	Proceeds from two drawdowns under one of the revolving credit facilities of $10 million each ($20 million total).

This was offset by the following:

●	Repayment of long-term debt of $118.1 million, of which $71.7 million was repaid in connection with the refinancing of the Torill Knutsen;
●	Payment of cash distributions of $39.7 million; and
●	Payment of debt issuance costs of $0.8 million in connection with the financing of the Torill Knutsen sale & leaseback.

Borrowing Activities

Long-Term Debt

As of June 30, 2023, and December 31, 2022, the Partnership had the following debt amounts outstanding:

		June 30,	December 31,
(U.S. Dollars in thousands)	Vessel	2023	2022
$345 million loan facility	Anna Knutsen, Tordis Knutsen, Vigdis Knutsen, Brasil Knutsen, Lena Knutsen	$301,083	$313,630
$320 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen, Fortaleza Knutsen, Recife Knutsen, Ingrid Knutsen	—	192,021
$240 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen, Fortaleza Knutsen, Recife Knutsen, Ingrid Knutsen	240,000	—
$55 million revolving credit facility with DNB		—	55,000
Hilda loan facility	Hilda Knutsen	63,077	66,154
$172.5 million loan facility	Dan Cisne, Dan Sabia	24,289	31,739
Tove loan facility	Tove Knutsen	75,332	77,516
Synnøve loan facility	Synnøve Knutsen	82,923	85,292
$25 million revolving credit facility with NTT		25,000	25,000
$25 million revolving credit facility with Shinsei		20,000	25,000
Raquel Sale & Leaseback	Raquel Knutsen	81,716	84,247
Torill Sale & Leaseback	Torill Knutsen	103,149	107,048
Total long-term debt		$1,016,569	$1,062,647
Less: current installments		190,535	371,906
Less: unamortized deferred loan issuance costs		2,218	2,119
Current portion of long-term debt		188,317	369,787
Amounts due after one year		826,034	690,741
Less: unamortized deferred loan issuance costs		5,151	4,140
Long-term debt, less current installments, and unamortized deferred loan issuance costs		$820,883	$686,601

The Partnership’s outstanding debt of $1,016.6 million as of June 30, 2023, is repayable as follows:

(U.S. Dollars in thousands)	Sale & Leaseback	Period repayment	Balloon repayment	Total
2023 (excluding the six months ended June 30, 2023)	$6,731	$45,363	$26,470	$78,564
2024	13,804	76,651	63,393	153,848
2025	14,399	68,581	161,583	244,563
2026	15,060	51,596	219,521	286,177
2027	15,751	26,481	—	42,232
2028 and thereafter	119,120	13,241	78,824	211,185
Total	$184,865	$281,913	$549,791	$1,016,569

As of June 30, 2023, the interest rates on the Partnership’s loan agreements were LIBOR or SOFR plus a fixed margin ranging from 1.75% to 2.40%. The average margin paid on the Partnership’s outstanding debt during the second quarter of 2023 was approximately 2.29% over LIBOR or SOFR, as applicable.

For more information regarding the Partnership’s credit facilities outstanding as of December 31, 2022, please read Note 17—Long-Term Debt to our consolidated financial statements included in our 2022 20-F. Please see below for a description of additional credit facilities or amendments to existing credit facilities entered into by the Partnership since December 31, 2022. The Partnership is in compliance with all covenants under its credit facilities.

$240 Million Senior Secured Term Loan Facility

On June 2, 2023, the Partnership’s subsidiaries which own the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen entered into a new five-year $240 million senior secured term loan facility with DNB (the “$240 Million Loan Facility”). The new facility, like the previous facility which was scheduled to mature in September 2023, is secured by the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen (the “FacilityVessels”). The $240 Million Loan Facility consists of a term loan that bears interest at a rate per annum equal to SOFR plus a margin of 2.4% and is repayable in 20 consecutive quarterly installments, with a final payment at maturity in May 2028 of $85.4 million, which amount includes the balloon payment and last quarterly installment. The loan is guaranteed by the Partnership and secured by mortgages on the six Facility Vessels. The Facility Vessels, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the $240 Million Loan Facility.

The $240 Million Loan Facility contains the following financial covenants:

●	Each borrower shall at all times maintain Liquidity equal to or greater than $500,000;
●	Positive working capital of the Partnership;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 additional vessels in excess of 8 vessels (of which a minimum of $10 million must be cash);
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The $240 Million Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the aggregate market value of the vessels is less than 130% of the outstanding balance under the $240 Million Loan Facility (or less than 166% after June 2, 2027), upon a total loss or sale of a vessel and customary events of default. The borrowers and the guarantors are in compliance with all covenants under this facility.

Revolving Credit Facilities

On August 16, 2023, the Partnership closed the refinancing of the first of its two $25 million revolving credit facilities, with the facility being rolled over with NTT Finance Corporation. The new facility will mature in August 2025, bears interest at a rate per annum equal to SOFR plus a margin of 2.23% and has a commitment fee of 0.5% on any undrawn portion of the facility. The commercial terms of the facility are substantially unchanged from the facility entered into in June 2021 with NTT Finance Corporation.

The Partnership is continuing discussions and negotiations with the lender under its second $25 million revolving credit facility, which will mature in November 2023. Management believes that this facility will be refinanced on acceptable and similar terms prior to its maturity.

Derivative Instruments and Hedging Activities

We use derivative instruments to reduce the risks associated with fluctuations in interest rates. We have a portfolio of interest rate swap contracts that exchange or swap floating rate interest to fixed rates, which, from a financial perspective, hedges our obligations to make payments based on floating interest rates. As of June 30, 2023, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was $328.0 million based on total interest-bearing debt outstanding of $1,016.6 million, less the Raquel Knutsen and the Torill Knutsen sale/leaseback facility of $184.9 million, less interest rate swaps with a notional amount of $440.6 million and less cash and cash equivalents of $63.1 million. Our interest rate swap contracts mature between September 2023 and February 2032 and have an average maturity of approximately 1.8 years. Under the terms of the interest rate swap agreements, we will receive from the counterparty interest on the notional amount based on three-month and six-month LIBOR and will pay to the counterparty a fixed rate. For the interest rate swap agreements above, we will pay to the counterparty a weighted average interest rate of 1.88%. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impaired by changes in the market value of such financial instruments.

Critical Accounting Estimates

The preparation of the unaudited condensed consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that we believe to be reasonable. Our critical accounting estimates are important to the portrayal of both our financial condition and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain. For a description of our material accounting policies that involve higher degree of judgment, please read Note 2—Summary of Significant Accounting Policies of our consolidated financial statements included in our 2022 20-F filed with the SEC.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains certain forward-looking statements concerning future events and our operations, performance and financial condition and assumptions related thereto. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

●	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers and conventional tankers;
●	market trends in the production of oil in the North Sea, Brazil and elsewhere;
●	Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;
●	KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;
●	KNOT Offshore Partners’ ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more, or shorter-term charters or voyage contracts;
●	KNOT Offshore Partners’ ability to refinance its indebtedness on acceptable terms and on a timely basis and to make additional borrowings and to access debt and equity markets;
●	KNOT Offshore Partners’ distribution policy, forecasts of KNOT Offshore Partners’ ability to make distributions on its common units, Class B Units and Series A Preferred Units, the amount of any such distributions and any changes in such distributions;
●	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;
●	impacts of supply chain disruptions that began during the COVID-19 pandemic and the resulting inflationary environment;
●	KNOT Offshore Partners’ anticipated growth strategies;
●	the effects of a worldwide or regional economic slowdown;
●	turmoil in the global financial markets;
●	fluctuations in currencies, inflation and interest rates;
●	fluctuations in the price of oil;
●	general market conditions, including fluctuations in hire rates and vessel values;
●	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;
●	recoveries under KNOT Offshore Partners’ insurance policies;
●	the length and cost of drydocking;
●	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

●	the repayment of debt and settling of any interest rate swaps;
●	planned capital expenditures and availability of capital resources to fund capital expenditures;
●	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;
●	KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;
●	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under charter;
●	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;
●	timely purchases and deliveries of newbuilds;
●	future purchase prices of newbuilds and secondhand vessels;
●	any impairment of the value of KNOT Offshore Partners’ vessels;
●	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;
●	acceptance of a vessel by its charterer;
●	the impact of the Russian war with Ukraine;
●	termination dates and extensions of charters;
●	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations (including climate change regulations) and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;
●	availability of skilled labor, vessel crews and management, including possible disruptions due to the COVID-19 outbreak;
●	the effects of outbreaks of pandemics or contagious diseases, including the impact on KNOT Offshore Partners’ business, cash flows and operations as well as the business and operations of its customers, suppliers and lenders;
●	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;
●	the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;
●	estimated future capital expenditures;
●	Marshall Islands economic substance requirements;
●	KNOT Offshore Partners’ ability to retain key employees;
●	customers’ increasing emphasis on climate, environmental and safety concerns;
●	the impact of any cyberattack;
●	potential liability from any pending or future litigation;

●	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
●	future sales of KNOT Offshore Partners’ securities in the public market;
●	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and
●	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the SEC, including its 2022 20-F.

Forward-looking statements in this Report on Form 6-K are based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in this Form 6-K and our 2022 20-F. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit Number	Exhibit Description
4.1

Term Loan Facility Agreement, dated June 2, 2023, among Knutsen Shuttle Tankers XII KS, Knutsen Shuttle Tankers XII AS, Knutsen Shuttle Tankers 13 AS, Knutsen NYK Shuttle Tankers 16 AS, KNOT Shuttle Tankers 17 AS and KNOT Shuttle Tankers 18 AS, as borrowers, KNOT Shuttle Tankers AS and KNOT Offshore Partners LP, as guarantors, and the other parties thereto

4.2	Service Agreement, dated August 3, 2023, between KNOT Offshore Partners UK LLC and Derek Lowe
4.3

Amendment No. 4 to the Administrative Services Agreement, dated September 6, 2023, between KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd., Knutsen OAS Shipping AS and KNOT Management AS

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOT OFFSHORE PARTNERS LP

Date: September 11, 2023	By:	/s/ Gary Chapman
		Name:	Gary Chapman
		Title:	Chief Executive Officer and Chief Financial Officer